
SEC MAIL
RECEIVED
PROCESSING
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WASH. D.C.
161
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934


07076163

Date of Report September 28, 2007

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

PROCESSED
OCT 12 2007
THOMSON
FINANCIAL

A copy of the Registrant's Annual Report to shareholders for the fiscal year ended June 30, 2007 is furnished herewith but is not incorporated by reference into any other documents.

EXHIBITS

The following information is furnished to the SEC.

Exhibit No.	Document
(1)	Annual Report to shareholders for the fiscal year ended June 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: September 28, 2007

By: 

Name: Elie Farah
Title: Chief Financial Officer
and Vice President, Corporate Development


SEC MAIL PROCESSING
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dedicated pursuit

of life-changing therapies



Transition Therapeutics Inc.
2007 Annual Report

Table of Contents



progressing in the right direction


NASDAQ
NASDAQ LISTED
Transition
therapeutics
© 2007, The Nasdaq Stock Market, Inc

Executive Summary

our year

Alzheimer's Disease Program

- ✓ **September 27, 2006** Elan Pharma International Ltd. and Transition Therapeutics Inc. announce a global collaboration to develop and commercialize Alzheimer's disease drug candidate ELND-005/AZD-103
- ✓ **April 03, 2007** FDA grants Fast Track designation to Alzheimer's disease drug candidate ELND-005/AZD-103
- ✓ **August 30, 2007** Transition Therapeutics Inc. announces completion of Phase I clinical studies with Alzheimer's disease drug candidate ELND-005/AZD-103

Diabetes Program

- ✓ **September 13, 2006** Transition Therapeutics Inc. and the Juvenile Diabetes Research Foundation announce partnership to develop diabetes regenerative product GLP1-I.N.T.™
- ✓ **March 05, 2007** Transition Therapeutics Inc. announces positive data from E1-I.N.T.™ clinical trials in type 1 and type 2 diabetes patients
- ✓ **June 28, 2007** Final Phase IIa trial results show a 4-week therapy with Transition Therapeutics Inc.'s E1-I.N.T.™ leads to sustained reductions in blood glucose levels for six months post-treatment in type 2 diabetes patients

Corporate Development

- ✓ **November 08, 2006** Transition Therapeutics Inc. completes $25 million private placement
- ✓ **July 11, 2007** Transition Therapeutics Inc. completes $25 million private placement
- ✓ **August 20, 2007** Transition Therapeutics Inc. commences trading on the NASDAQ Capital Market under symbol "TTHI"

making

The progress made in fiscal 2007 reflects a clear sense of direction, as Transition Therapeutics Inc. ("Transition" or the "Company") forges ahead with implementation of its business plan and strategy. The Company is committed to generating sustainable shareholder value by delivering innovative treatments for urgent unmet medical needs. Among its most advanced product candidates are disease-modifying compounds for Alzheimer's disease and regenerative therapies for diabetes.

progress

Disease Indication	Discovery	Lead Molecule	Pre-clinical	Phase 1	Phase 2	Partnership
CNS						
Alzheimer's Disease				ELND-005/AZD-103		Elan (US$200M)
Metabolic Diseases						
Type 1 Diabetes					E1-INT ™	Novo Nordisk (US$48M)
Type 2 Diabetes					E1-INT ™	
Type 2 Diabetes				Gastrin + Metformin		
Type 1 Diabetes				Gastrin + GLP1 analogues		JDRF (US$4M)
Type 2 Diabetes				Gastrin + GLP1 analogues		
Type 2 Diabetes			Gastrin + DPP-IV inhibitor			



Message to Shareholders

During fiscal 2007, we achieved a number of key milestones that have created significant value for Transition. We formed a strategic partnership with Elan Pharma International Ltd. ("Elan") and continued to press forward with promising drug-development programs focused on high-priority disease areas such as Alzheimer's disease and diabetes. At the same time, we were able to further strengthen the Company's balance sheet, substantially broaden our shareholder base in the US and obtain a listing on the NASDAQ Stock Market.

Alzheimer's Disease Program

Noteworthy initiatives included the signing of a comprehensive partnership agreement with Elan — a recognized global leader in Alzheimer's disease therapeutics — for the development and commercialization of the ELND-005/AZD-103 compound. The close collaboration that has materialized since this pact was signed in September 2006 attests to the win-win nature of the partnership. Elan's resources and specialized expertise in Alzheimer's disease are valuable assets to realize the full potential of this novel, disease-modifying Alzheimer's disease therapy.

In April 2007, the United States Food and Drug Administration ("FDA") granted Fast Track designation for ELND-005/AZD-103. In August 2007, we reported the completion of the Phase I studies that included close to 150 healthy volunteers. The data showed that the drug has a favorable safety and pharmacokinetic profile. The levels of ELND-005/AZD-103 in the human cerebro-spinal fluid and brain were higher than what is required to achieve efficacy in the preclinical studies.

"THE GOAL NOW, IN COLLABORATION WITH OUR PARTNER, IS TO PROCEED WITH CLINICAL TRIALS THAT WOULD HELP EXPEDITE FDA APPROVAL AND ENABLE ALZHEIMER'S PATIENTS TO BENEFIT FROM THIS PROMISING NEW TREATMENT AS SOON AS POSSIBLE. TO THAT END, WE AIM TO HAVE A PHASE II CLINICAL TRIAL UNDERWAY BY THE END OF CALENDAR 2007 OR EARLY 2008."

Message to Shareholders

Diabetes Program

We also have been making impressive headway with our diabetes program, as evidenced by the positive results from the recently completed Phase IIa clinical trials of our gastrin-based E1-I.N.T.™ therapy, which involved both type 1 and type 2 diabetes patients. The aim here is to provide a new therapeutic alternative — a short-course treatment that would bring unprecedented long-term benefits to those suffering from diabetes by improving their glycemic control and allow them to lead more normal lives. Data from the type 2 diabetes clinical trial showed that a one-month treatment resulted in sustained efficacy for six months where the haemoglobinA1C ("HbA1c"), a measure of blood glucose control over time, decreased by up to 1.2%.

I am pleased to note that, in May 2007, Transition researchers were honored by the Juvenile Diabetes Research Foundation ("JDRF") as recipients of the fifth annual "Excellence In Clinical Research Award", for their pioneering work in regenerating beta cells. The award was presented at the Foundation's annual conference in St. Louis, Missouri, by Mary Tyler Moore, International Chairman of JDRF, and her husband Dr. S. Robert Levine. JDRF will provide Transition with up to $4 million to help fund further development of GLP1-I.N.T.™ in type 1 diabetes. The next steps for our diabetes program include the design and implementation of Phase II trials of gastrin stand-alone and gastrin + GLP1 combination therapies.

Drug Discovery

Another strategic initiative of the past year entailed maximizing Transition's state-of-the-art drug discovery engine to identify and advance lead molecules to some of the most promising disease targets. The drug discovery group has focused on developing several disease modifying drugs in areas of major medical need, which will have the potential to yield significant partnerships. Our drug-discovery platform will provide us with a competitive edge in meeting the pharmaceutical industry's demand for new products, thereby creating opportunities for new global partnerships and additional revenue streams.

"Data from the clinical trials showed that a one-month treatment resulted in sustained efficacy for six months where the HbA1c decreased by up to 1.2%."

Corporate Initiatives

We also have succeeded in strengthening the Company's financial position and broadening its investor base to support our continued growth.

Two private placement financings, in November 2006 and July 2007, generated gross proceeds of $50 million. The proceeds will be utilized to fund Transition's clinical studies and research and development, as well as for working capital and general corporate purposes.

On August 20, 2007, Transition shares made their debut on the NASDAQ, trading under the stock symbol TTHI. The NASDAQ listing reflects the potential of our product candidates, our increasing exposure to the U.S. investment community and our determination to take the Company to the next level.

"WE ALSO HAVE SUCCEEDED IN STRENGTHENING THE COMPANY'S FINANCIAL POSITION AND BROADENING ITS INVESTOR BASE TO SUPPORT OUR CONTINUED GROWTH."

Acknowledgements

The achievement of these milestones would not have been possible without the tremendous efforts of the entire Transition team. Accordingly, I would like to take this opportunity to formally thank our employees, the Board of Directors, the members of our scientific advisory boards and, of course, our shareholders for their continued support.

Looking ahead to the balance of fiscal 2008 and beyond, we will work hard to maintain our positive momentum and expedite the Company's progress in the pursuit of life-changing therapies.



Dr. Tony Cruz
Chairman and Chief Executive Officer


partners that share a
passion to deliver life-changing
therapies to patients

The Business Strategy

Transition's business strategy is straightforward: to discover and develop novel therapies for large disease indications and partner with pharmaceutical companies for their development and commercialization.

To that end, the Company employs its proprietary state-of-the-art drug discovery engine and a highly qualified team of drug-development specialists to advance lead molecules from the discovery stage to early Phase II. At that point, it seeks out appropriate strategic partnerships with major pharmaceutical companies, designed to accelerate the progress of promising product candidates through late-stage trials, regulatory approval and commercialization.

Such collaborations are an integral element of Transition's strategy, enabling the Company to benefit from a partner's specialized know-how and experience while mitigating the risks implicit in costly clinical trials. Current partners include Elan, in the Alzheimer's field, as well as Novo Nordisk A/S ("Novo Nordisk") and JDRF in the diabetes area.

We are confident that the successful implementation of this strategy will enable us to build a dynamic and sustainable corporation, with long-term growth and value creation driven primarily by partnership revenues from a steadily expanding pipeline and intellectual property portfolio.

elan pharma international ltd.

US $200 million

novo nordisk a/s

US $48 million

juvenile diabetes research foundation

US $4 million


the promise of improving
the lives of Alzheimer's patients

Alzheimer's Disease Program

Alzheimer's disease, the most common form of dementia among older people, is the fourth leading cause of death among adults in the U.S. There currently is no cure for this degenerative disease, which typically begins with slight memory loss followed by a progressive decline in overall cognitive function, judgment and decision-making ability. Communication, mood, and personality may also be affected. Most people who have Alzheimer's disease die within eight years of diagnosis.

More than 30 million people, including some four million men and women in the United States alone, suffer from Alzheimer's — and that number is forecast to increase dramatically with the continued aging of the population. Moreover, the impact of Alzheimer's disease is exacerbated by the tremendous burden placed on family and caregivers.

Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales exceeding US$3 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of therapies that can impact disease progression.

Alzheimer's Disease Program

ELND-005/AZD-103 – a novel disease modifier

Transition's ELND-005/AZD-103 is a novel disease-modifying compound that aims to halt or actually reverse the progression of Alzheimer's disease while also alleviating its debilitating symptoms.

A hallmark pathology of Alzheimer's disease is the formation of plaques that result from the aggregation of beta-amyloid peptides and the development of neurotoxic fibrils. Progression of the disease leads to loss of neuronal cells, cognitive function – and, ultimately, life. ELND-005/AZD-103 therapy is designed to break down existing fibrils and prevent the formation of new ones, thereby inhibiting a crucial disease process.

Positive final data from multiple Phase I clinical studies of ELND-005/AZD-103, involving approximately 150 subjects in the United States and Canada, was made public on August 30, 2007. The data indicate that the drug candidate is safe and well tolerated at all doses examined, crosses the blood-brain barrier, and achieves levels in the cerebro-spinal fluid and brain that have been shown in animal models to be effective at breaking down the beta-amyloid fibrils, the presumed toxic peptide in the brain of Alzheimer's patients. No severe or serious adverse events were observed during the course of the Phase I studies.

"ELND-005/AZD-103 therapy is designed to break down existing fibrils and prevent the formation of new ones, thereby inhibiting a crucial disease process."

Fast Track status granted by FDA

In April 2007, the FDA granted Fast Track designation to ELND-005/AZD-103. The FDA's Fast Track program is designed to facilitate development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Collaboration with Elan

ELND-005/AZD-103 is being developed in collaboration with Elan, a recognized global leader in the field of neuroscience. Such collaborations are an integral element of Transition's strategy, enabling the Company to benefit from a partner's specialized know-how and experience while mitigating the risks implicit in costly clinical trials. Terms of the agreement with Elan include payments of up to US$200M in upfront, development and regulatory milestones, the sharing of on-going development costs and a sharing of economic benefits from the successful commercialization of the candidate drug.

Next Steps - Phase II clinical trial

Encouraged by the promising outcome of Phase I studies, Elan and Transition are preparing to launch a Phase II clinical trial of ELND-005/AZD-103 by the end of calendar 2007 or early 2008.


a new hope for
diabetes patients

Diabetes Program

Healthcare experts have identified diabetes as the world's fastest growing disease. There are currently more than 200 million diabetics worldwide – one in 10 of whom will die from complications of the disease.

There are two main types of diabetes. Type 1, usually diagnosed in children and adolescents, is an autoimmune disease in which the immune system attacks the body's own pancreas. This results in the inability of the tissue to produce insulin, a hormone which ensures body energy needs are met. Approximately 10 per cent of people with diabetes have type 1. The remaining 90 per cent have type 2 diabetes, which occurs when the pancreas does not produce enough insulin or when the body does not effectively use the insulin produced to control glucose (sugar) levels. Type 2 diabetes usually develops in adulthood, although increasing numbers of children in high-risk populations are being diagnosed.

New and better ways to treat diabetes arguably rank among today's most urgent unmet medical needs. Just taking into account the United States, it has been estimated there is a potential multi-billion-dollar-per-year market for a therapy that could improve glycemic control and potentially reduce or eliminate the need for regular insulin injections over an extended period.

I.N.T.™ - a promising new treatment paradigm

Transition's gastrin-based Islet Neogenesis Therapy ("I.N.T.™") product candidates could herald the arrival of a life-changing new treatment paradigm for both common forms of diabetes. These proprietary therapies combine gastrin and a selective growth factor to stimulate a regeneration of the body's own insulin-producing cells (the islet β-cells in the pancreas).

Diabetes Program

Data from recently completed Phase IIa clinical trials of one such therapy, E1-I.N.T.™, point to the prospect of a short-course treatment that could lead to unprecedented long-term benefits for people suffering from type 2 diabetes.

During the clinical trials, type 1 and type 2 diabetes patients received daily doses of diabetes regenerative product E1-I.N.T.™ for four weeks and were then followed for six months post-treatment. Final data from the type 2 patient cohort, released in June 2007, indicate that four weeks of daily treatments with gastrin-based therapy E1-I.N.T.™ showed sustained reductions in blood glucose control parameters, including HbA1c over the entire post-treatment period — underscoring the potential of E1-I.N.T.™ therapy to provide patients with significant clinical benefit in excess of six months duration.

In the type 1 diabetes study, six of 11 (54%) patients responded positively to E1-I.N.T.™ therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%.

With regard to type 2 diabetes, improvements in patients' HbA1c levels correlated with changes in multiple other clinical parameters, suggesting that gastrin-based therapies have the potential to re-engage the body's natural mechanism to regulate glucose. "These data are very encouraging and show the potential of a regenerative therapy in diabetes," observed lead investigator Sherwyn Schwartz, MD, Director of the Diabetes & Glandular Disease Research Associates in San Antonio, Texas.

With regard to safety and tolerability, no serious adverse events were noted during either the type 1 or type 2 diabetes studies involving E1-I.N.T.™. The specific clinical development path for the advancement of the E1-I.N.T.™ program will be determined following the completion of review by Novo Nordisk of the Phase IIa clinical trial results.

Although the positive findings cited above involved only E1-I.N.T.™, the clinical data obtained from that study further support and validate the potential of Transition's other gastrin-based therapies to provide type 2 diabetes patients with sustained improvement in glucose control.

Collaborations

The New York-based JDRF has partnered with Transition to help finance further development of GLP1-I.N.T.™.

Novo Nordisk, which specializes in diabetes care, holds an exclusive license to the E1-I.N.T.™ product, in accordance with the terms of the companies' amended license agreement announced in July 2006. Transition holds the exclusive rights to a series of other proprietary gastrin-based combination therapies, including GLP1-I.N.T.™ (a combination of gastrin analogue, G1, and a GLP-1 analogue) and combination therapies of gastrin and DPP-IV inhibitors.

"THE NEW YORK-BASED JDRF HAS PARTNERED WITH TRANSITION TO HELP FINANCE FURTHER DEVELOPMENT OF GLP1-I.N.T.™"

Next Steps

The next steps for Transition's diabetes program include Phase II clinical trials of gastrin stand-alone therapy for type 2 diabetes and of gastrin + GLP-1 combination therapy for type 1 and type 2 diabetes.


embracing new horizons
for the drugs of tomorrow

Drug Discovery and Development

Given the ever-increasing demand for new products, the pharmaceutical industry places a premium on specific classes of lead drug candidates addressing high-value disease targets. Transition's drug-discovery team utilizes cutting-edge proprietary technology that enables it to identify and optimize lead drug candidates to sought-after disease targets in a shorter time frame than the industry norm.

Through Transition's drug development specialists, these drug candidates can be rapidly advanced through preclinical development and into clinical testing in patients. Transition's drug-discovery and development approaches are cost-effective, particularly compared to the development expenses typically incurred by "big pharma".

These platforms enable Transition to have a number of potential products moving through the pipeline in parallel, although staggered in terms of their precise stages of development. This approach is designed to facilitate a continual replenishing of the product pipeline going forward, with new technologies emerging ready for partnership at regular intervals.

Drug Discovery Transition's multidisciplinary drug-discovery group integrates computational chemistry modeling, a patented physical screening system and medicinal chemistry to deliver novel drug candidates to selected protein targets.

Drug Development Transition's drug-development specialists, working in collaboration with an extensive external network of leading researchers and clinicians, have demonstrated their ability to optimize development time lines — advancing lead compounds from preclinical to proof-of-concept Phase II studies in the space of 18 to 24 months.


building a path to
a brighter future

The Future

Looking to the future, our aim is to advance the clinical development of ELND-005/AZD-103 and our gastrin-based I.N.T.™ therapies while continuing to discover and develop new life changing therapies for the benefit of patients and their loved ones.

With its strong leadership team and solid financial footing, the Company is well positioned for future growth. Moreover, the recent listing of Transition on the NASDAQ, in addition to the Toronto Stock Exchange, will increase its profile in the investment community and help broaden a shareholder base that already includes some of the United States' premier institutional investors.

Immediate priorities include advancing our Alzheimer's disease drug candidate ELND-005/AZD-103, progressing gastrin-based therapies for diabetes and leveraging our drug-development technology to develop new lead molecules to expand our product pipeline.



MANA

Left to right:

Laura Agensky, Senior Director of Clinical Development

Dr. Aleksandra Pastrak, VP of Research & Medical Officer

Dr. Tony Cruz, Chairman and Chief Executive Officer

Carl Damiani, Director of Business Development

Elie Farah, CFO & VP Corporate Development

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRANSITION THERAPEUTICS INC.

Management's Discussion and Analysis

The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended June 30, 2007 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("**MD&A**") provides a review of the performance of the Company for the year ended June 30, 2007 as compared to the revised year ended June 30, 2006. Material differences between Canadian and U.S generally accepted accounting principles are described in note 26 to the financial statements for the year ended June 30, 2007. This MD&A includes financial information derived from the annual audited consolidated financial statements and from the unaudited interim consolidated financial statements. This review was performed by management with information available as of September 12, 2007.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

In July 2007, the Company completed the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. As a result of this consolidation, the number of common shares, warrants and options, related exercise prices and basic and diluted loss per common share have been retroactively adjusted to reflect the consolidation. Unless otherwise indicated all share prices have been multiplied by a factor of 9 and all common shares outstanding have been divided by a factor of 9 to give effect to the share consolidation.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company has three lead products: ELND-005/AZD-103 for the treatment of Alzheimer's disease, GLP1-I.N.T.™ and E1-I.N.T.™ for the treatment of diabetes. Transition also has an emerging pipeline of pre-clinical drug candidates developed using its proprietary drug discovery engine.

General Risk Factors for the Biotechnology Industry

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

Recent Achievements

During fiscal 2007 and up to the date of this MD&A, the Company achieved the following significant milestones:

ELND-005/AZD-103 – Alzheimer's Disease:

- Clinical Data Results: On August 30, 2007, the Company announced completion of multiple Phase I clinical studies with Alzheimer's disease drug candidate ELND-005/AZD-103. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer's disease;
- FDA granted Fast Track designation for Alzheimer's disease drug candidate ELND-005/AZD-103 which is being developed in collaboration with Elan Pharma International Limited ("Elan") for the treatment of Alzheimer's disease;
- Transition and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer's disease product, ELND-005/AZD-103. Under the terms of the agreement, Transition has received an upfront payment of US$7.5 million and will receive an additional upfront payment of US$7.5 million in calendar 2007. Dependent upon the successful development, regulatory and commercial launch of ELND-005/AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million and will share the costs of development and profits from commercialization.

I.N.T.™ - Diabetes:

- Clinical Data Results: On June 28, 2007, the Company announced final results from the exploratory Phase IIa E1-I.N.T.™ clinical trial. A 4-Week therapy with E1-I.N.T.™ lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the E1-I.N.T.™ treated group of patients, the mean

HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with E1-I.N.T.™. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that E1-I N.T.™ therapy could provide patients significant clinical benefit in excess of 6 months;

On March 5, 2007, Transition released positive interim data from E1-I.N.T.™ clinical trials in Type 1 and Type 2 diabetes. Data from the trial in type 2 diabetes patients demonstrated that E1-I.N.T.™ significantly lowered blood glucose levels for patients using metformin with/without thiazolidinediones (TZD). In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.™ therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group;

- Transition received the remaining US$750,000 of the US$1 million relating to the amended I.N.T.™ license agreement between the Company and Novo Nordisk A/S ("Novo Nordisk") which restated the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.™ program and the Company regains exclusive ownership and rights to all other I.N.T.™ programs, including GLP1-I.N.T.™;
- The Company and the Juvenile Diabetes Research Foundation International ("JDRF"), located in the United States, entered into an agreement in which the JDRF will provide milestone driven funding of up to US$4 million to assist in the expedited development of GLP1-I.N.T.™ over a two year period.

Corporate Development

- On August 20, 2007 the Company's common shares began trading on the NASDAQ Capital Market under the symbol "TTHI". The Company's common shares will continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;
- On July 9, 2007 the Company completed a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The share consolidation was effected to satisfy the NASDAQ's listing criteria regarding minimum bid price;
- On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company has incurred total share issuance costs to date of $1,023,596, resulting in net cash proceeds of $23,976,404;
- On November 8, 2006 the Company completed a private placement financing issuing 2,986,867 common shares at a price of $8.37 per common share, raising gross proceeds of $25,000,000 from two funds managed by Great Point Partners, LLC. The Company incurred total share issuance costs of $1,035,249, resulting in net cash proceeds of $23,964,751;
- Received the second anniversary payment of $400,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc ("SCT");
- Extinguished the indebtedness assumed related to the November 2005 Protana asset purchase.

Strategic Acquisition

- On June 1, 2007, the Company completed the acquisition of 100% of the outstanding common shares of NeuroMedix Inc ("NeuroMedix"), a central nervous system ("CNS") focused biotechnology company NeuroMedix's lead compound, Minozac, has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury.

The Company's cash, cash equivalents, and short term investments were $34,368,142 at June 30, 2007, and the net working capital position, excluding deferred revenue and advances was $32,624,693. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2011.

STRATEGIC COLLABORATION

In March 2006, Transition completed the acquisition of Ellipsis Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition was the Alzheimer's disease compound ELND-005/AZD-103, a disease modifying agent with the potential to both reduce disease progression and improve symptoms including cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND-005/AZD-103. Under the terms of the agreement, Transition has received an upfront payment of US$7.5 million and will receive an additional upfront payment of US$7.5 million in calendar 2007. Dependent upon the successful development, regulatory and commercial launch of ELND-005/AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million. Transition and Elan will share the costs of development and profits from commercialization. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependant on certain elections that may be made during the development of ELND-005/AZD-103.

The upfront payment received of $8,420,250 (US$7,500,000) from Elan has been recorded as deferred revenue and advances.

STRATEGIC ACQUISITIONS

On May 9, 2007, the Company completed a tender offer for 94% of the outstanding common shares of NeuroMedix, a CNS focused biotechnology company. As the offer was accepted by holders of more than 90% of the common shares of NeuroMedix not held by Transition or its affiliates, the Company exercised its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act and acquired the remaining outstanding common shares of NeuroMedix not owned by Transition. Following the completion of the compulsory acquisition on June 1, 2007, NeuroMedix became a wholly-owned subsidiary of Transition. The NeuroMedix common shares were delisted from the TSX Venture Exchange effective May 15, 2007.

NeuroMedix's lead compound, Minozac, has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury.

As a result of the NeuroMedix acquisition, the Company acquired net assets of $10,180,985 for total share consideration of $9,858,143 and acquisition costs of $322,842. Transition issued a total of 685,951 common shares as consideration for 100% of the NeuroMedix common shares received.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are as follows:

ELND-005/AZD-103 for Alzheimer's disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused ENI that the Company did not already own. The key asset in the acquisition is the Alzheimer's disease compound ELND-005/AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of ELND-005/AZD-103 in healthy volunteers. The study demonstrated that ELND-005/AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of ELND-005/AZD-103.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND-005/AZD-103.

In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND-005/AZD-103 which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I Clinical Studies with ELND-005/AZD-103. Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND-005/AZD-103 in healthy volunteers. Approximately 110 subjects have been exposed to ELND-005/AZD-103 in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer's disease. The next steps in the development of ELND-005/AZD-103 will be submission of data supporting Phase II studies to the FDA. Transition and Elan anticipate starting Phase II by the end of calendar 2007 or early 2008.

Expenditures for the ELND-005/AZD-103 Program

During the year ended June 30, 2007, the Company incurred direct research and development costs for this program as follows:

ELND-005/AZD-103 Program [1]	F2007	F2006
	$	$
Pre-clinical studies	**1,051,401**	1,029,876
Clinical studies	**1,327,796**	0
Manufacturing	**1,371,296**	376,791
Other direct research	**228,581**	201,827
TOTAL	**3,979,074**	1,608,494

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead. The costs are presented as gross amounts expensed by the Company, prior to the reimbursement of development costs from Elan which have been netted against R&D expense ($1,013,561 for the year ended June 30, 2007).

I.N.T.™ for Diabetes

General

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body's immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.™ products, E1-I.N.T.™ and GLP1-I.N.T.™. In March and June 2007, the Company released positive data from its E1-I.N.T.™ exploratory Phase IIa clinical trials in type 1 and type 2 diabetes.

Licensing Agreement

In August 2004, the Company signed a licensing agreement (the "**Licensing Agreement**") with Novo Nordisk to develop I.N.T.™ for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.™ technology except for I.N.T.™ for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total US$48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed GLP1-I.N.T™ technology.

On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.™ program and the Company regains exclusive ownership and rights to all other I.N.T.™ programs, including GLP1-I.N.T.™. Novo Nordisk has in association with the execution of the amendment, paid the Company $552,650 (US$500,000) for the achievement of the first developmental milestone, which has been recognized as milestone revenue in the three-month period ended September 30, 2006. Additionally, the Company has received from Novo Nordisk $570,300 (US$500,000) in research and development funding in calendar 2006, of which the final payment of $279,050 (US$250,000) was received during the three-month period ended September 30, 2006.

The other financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.™ developmental milestone payments potentially totaling US$46 million plus commercial milestones and royalties on sales of E1-I.N.T.™ products.

The Company is currently advancing the clinical development of E1-I.N.T.™ for type 1 and type 2 diabetes. Novo Nordisk is in receipt of the final data from the exploratory Phase IIa clinical trials, and subsequent to their review of the data, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.™. Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.™ clinical development costs since August 2004.

To date, under the Licensing Agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $131,244 was recognized during fiscal 2007 [fiscal 2006 - $131,244].

In addition, the Company has received $1,191,025 [US$1,000,000] from Novo Nordisk in research and development funding as of June 30, 2007. Under the terms of the initial agreement, $385,671 [US$317,130] was spent on a joint research project in fiscals 2005 and 2006. As a result of the July 17, 2006 amendment to the Agreement, the Company has applied the remaining $805,354 [US$682,870] against patent costs incurred prior to the date of amendment and research and development costs.

E1- I.N.T.™

Transition's first Islet Neogenesis Therapy product, E1-I.N.T.™, a combination of Transition's epidermal growth factor analogue ("**E1**") and gastrin analogue ("**G1**"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.™ is safe to administer. Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.™ in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.™ treatments with a six-month follow-up.

In March, 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.™ therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.

On June 28, 2007, the Company announced final results from the exploratory phase IIa E1-I.N.T.™ clinical trial. A 4-week therapy with E1-I.N.T.™ lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the E1-I.N.T.™ treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% ($p<0.05$), 1.09% ($p<0.05$), 1.12% ($p<0.05$), 1.21% ($p<0.05$), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with E1-I.N.T.™. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with E1-I.N.T.™ therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with E1-I.N.T.™ resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that E1-I.N.T.™ therapy could provide patients significant clinical benefit in excess of 6 months.

These clinical data support the potential of gastrin as a therapeutic in combination with other diabetes therapies. Transition holds the exclusive rights to a series of proprietary gastrin based combination therapies including GLP1-I.N.T.™ (a combination of gastrin analogue, G1, and a GLP-1 analogue) and combination therapies of gastrins and DPP-IV inhibitors. Transition will continue the development of these combination therapies into clinical trials with type 1 and type 2 diabetes patients.

GLP1- I.N.T.™

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.™ is a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("**GLP-1**"), with G1. The Company will perform additional safety and tolerability studies in humans in preparation for Phase II clinical development. The Company has entered into an agreement with the JDRF to support the clinical development of GLP1- I.N.T.™ over the next two years.

Expenditures for the I.N.T.™ Program

During the year ended June 30, 2007, the Company incurred direct research and development costs for this program as follows:

I.N.T.™ Program (1)	F2007	F2006
	$	$
Pre-clinical studies	**1,691,070**	0
Clinical studies	**1,571,336**	2,213,216
Manufacturing	**504,703**	989,792
Other direct research	**95,862**	128,817
TOTAL	**3,862,971**	3,331,825

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead. The costs are presented as gross amounts expensed by the Company, prior to the reimbursement of development costs from Novo Nordisk and the JDRF which have been netted against R&D expense ($1,370,153 for the year ended June 30, 2007 and $385,672 for the year ended June 30, 2006).

I.E.T. Technology

The goal of the Company's I.E.T. technology was to provide therapeutic benefit for those patients with MS or hepatitis C that did not respond to their current interferon therapy. This technology combines interferon with the Company's proprietary enabling technology. The Company is currently deploying its financial and human resources to advance its leading programs for Alzheimer's disease and diabetes. The Company will only pursue further development of the I.E.T. program through a partnership.

Expenditures for the I.E.T. Program

During the year ended June 30, 2007, the Company incurred direct research and development costs for this program as follows:

I.E.T. Program [1]	F2007	F2006
	$	$
Clinical studies	**294,274**	695,860
Manufacturing	**109,664**	384,121
Other direct research	**30,915**	25,105
TOTAL	**434,853**	1,105,086

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

Drug Discovery Initiatives

Transition has prioritized its drug discovery activities to accelerate the identification and optimization of novel lead molecules. The Company is pursuing a number of discovery programs to advance novel lead molecules into pre-clinical development.

The Next Steps

Transition's goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:


Disease Indication
CNS
Pre-clinical
Phase 1
Phase 2
Partnership
Alzheimer's Disease
ELND-005/AZD-103
Elan (US$200M)
Metabolic Diseases
Type 1 Diabetes
E1-I.N.T™
Type 2 Diabetes
E1-I.N.T™
Novo Nordisk
(US$48M)
Type 2 Diabetes
Gastrin + Metformin
Type 1 Diabetes
Gastrin + GLP1 analogues
JDRF (US$4M)
Type 2 Diabetes
Gastrin + GLP1 analogues
Type 2 Diabetes
Gastrin + DPP-IV inhibitor

Note: The Company is pursuing a Gastrin program with the intent to enter into multiple Phase II clinical trials in diabetics currently taking Metformin/TZD's or Byetta®.

OVERALL PERFORMANCE

During fiscal 2007, the Company continued to advance its lead products through the clinic. The Company is collaborating with Elan to develop the Alzheimer's disease drug candidate ELND-005/AZD-103 which has been granted fast track status by the FDA. Phase I trials have been successfully completed and the next steps in the development of ELND-005/AZD-103 will be submission of data supporting Phase II studies to the FDA. Transition and Elan anticipate starting Phase II by the end of calendar 2007 or early 2008. The Company has also completed its E1-I.N.T.™ exploratory Phase IIa clinical trials in type 1 and type 2 diabetic patients and reported final results from the type 2 diabetes trial.

During the year ended June 30, 2007, the Company strengthened its cash position by completing an offering for 2,986,867 common shares for net cash proceeds of $23,964,751. Subsequent to the end of the year, the Company further strengthened its cash position by completing another private placement, issuing 1,736,107 common shares resulting in net cash proceeds of $23,976,404. The Company's cash and cash equivalents and short-term investments were $34,368,142 at June 30, 2007. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2011.

The Company's net loss for the year ended June 30, 2007 decreased by $6,056,300 or 26% to $16,961,790 from a loss of $23,018,090 reported in fiscal 2006. The decrease in net loss is due to, amongst other items, decreases in research and development expenses, resulting from expense reimbursements from Novo Nordisk and the JDRF, decreases in amortization expense, an increase in interest income due to increased cash balances, combined with an increase in recovery of future income taxes, partially offset by an increase in general and administration expenses.

In upcoming periods, the Company's losses are expected to increase primarily as a result of increased clinical expenditures as the Company continues the clinical development of multiple products. These losses will be partially off-set by an increase in interest income resulting from the significantly higher cash and short-term investment balances and partnership revenues.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

	June 30, 2007	June 30, 2006	June 30, 2005
	$	$	$
Revenue	**683,894**	371,174	109,370
Net loss [1]	**16,961,790**	23,018,090	14,223,108
Basic and diluted net loss per common share and Class B share [2]	**0.87**	1.53	1.08
Total assets	**63,995,728**	44,128,024	40,429,192
Total long-term liabilities [3]	**91,456**	2,862,711	869,691
Cash dividends declared per share	**—**	—	—

Notes:
(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2) Class B shares were removed from the Company's authorized share capital in December 2004.
(3) Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2007 COMPARED TO YEAR ENDED JUNE 30, 2006

Results of Operations

For the fiscal year ended June 30, 2007, the Company recorded a net loss of $16,961,790 ($0.87 per common share) compared to a net loss of $23,018,090 ($1.53 per common share) for the fiscal year ended June 30, 2006. This decrease in net loss of $6,056,300 or 26% is due to, amongst other items, decreases in research and development expenses, resulting from expense reimbursements from Novo Nordisk and the JDRF, decreases in amortization expense, an increase in interest income due to increased cash balances, combined with an increase in recovery of future income taxes, partially offset by an increase in general and administration expenses.

Revenue

The Company recorded licensing fees of $131,244 for both fiscal 2007 and fiscal 2006. Licensing fees represent the recognition of revenue from the Licensing Agreement with Novo Nordisk, as described above under the heading, "Licensing Agreement". Based on the current recognition term of 15 years, licensing fees are expected to be $131,244 in the next fiscal year.

In connection with the amendment to the Novo Nordisk Licensing Agreement, the Company received $552,650 (US$500,000) for the achievement of the first developmental milestone, which has been recognized as milestone revenue in fiscal 2007.

Research and Development

Research and development expenses excluding amortization of intangibles decreased to $9,839,170 for the fiscal year ended June 30, 2007 from $11,060,455 for the same period in 2006. The decrease of $1,221,285 or 11% was primarily the result of a reduction in research and development expense resulting from expense reimbursements from Elan, Novo Nordisk and the JDRF, as well as a decrease in clinical program expenses relating to the Company's E1-I.N.T.™ and I.E.T. clinical trials which were both completed during fiscal 2007. The decrease is partially offset by costs incurred to advance ELND-005/AZD-103 through Phase I clinical trials and for pre-clinical research studies supporting the GLP1-I.N.T.™ program.

The Company anticipates that research and development expenses in fiscal 2008 will increase significantly compared to fiscal 2007 as the Company will incur research and development costs relating to ELND-005/AZD-103 Phase II trials, costs associated with advancing the GLP1-I.N.T.™ program, and costs relating to advancing pre-clinical compounds, as well as, the on-going costs of the drug discovery platform.

General and Administrative

General and administrative expenses increased to $5,317,524 for the fiscal year ended June 30, 2007 from $3,140,800 for the fiscal year ended June 30, 2006. This increase of $2,176,724 or 69% primarily resulted from increased professional fees associated with the Nasdaq listing, the Elan co-development agreement, expenses relating to the amalgamation of various subsidiaries, increased corporate development costs, option expense, and an increase in salaries incurred to strengthen the finance and management teams. The Company anticipates that general and administrative expenses will increase during fiscal 2008 as the Company incurs additional compliance, corporate development, and investor relations costs, in line with the Company's strategy for its next stage of growth.

Amortization

Amortization for the year ended June 30, 2007 decreased by $2,740,015 or 29% to $6,823,259 as compared to $9,563,274 for the year ended June 30, 2006. The decrease in amortization expense is primarily due to the Waratah technology being fully amortized early in the third quarter of fiscal 2007. This decrease was partially off set by the full year impact of the amortization relating to the products, patents and technologies acquired from ENI as well as the amortization of the NeuroMedix technology acquired May 9, 2007.

The Company anticipates that amortization expense will decrease in the next fiscal year as the Waratah technology is now fully amortized. The decrease will be partially offset by a full year impact of the amortization relating to the NeuroMedix technology.

Recovery of Future Income taxes

Recovery of future income taxes for the year ended June 30, 2007 increased by $1,631,901 or 149% to a recovery of $2,729,422 as compared to a recovery of $1,097,521 for the year ended June 30, 2006.

The majority of the increase in recovery of future income taxes for fiscal 2007 is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. As a result of the amalgamation, the Company has adjusted the valuation allowance on future income tax assets and has recognized a future income tax asset to the extent of offsetting future income tax liabilities of the amalgamated entity. Additional future income tax recovery also arose from changes in temporary differences. In the absence of additional acquisitions, the Company does not anticipate recording a future income tax recovery in fiscal 2008.

In connection with the NeuroMedix acquisition, the Company recognized a future tax liability of $3,514,857 which has been offset by future tax assets of the Company.

Interest Income, net

Interest income, net for the fiscal year ended June 30, 2007, was $1,226,099 as compared to $350,380 for the fiscal year ended June 30, 2006. The increase in interest income, net of $875,719 primarily resulted from increased cash balances due to the November 2006 private placement and the upfront payment received from Elan.

Interest income is expected to increase in fiscal 2008 due to the increased cash balances resulting from the July 2007 private placement where the Company raised net cash proceeds of $23,976,404. Also, an increase in cash balances is anticipated in the next fiscal year as the remaining portion of the upfront payment is to be received from Elan, as well as, milestone payments under the terms of the collaboration agreement assuming certain events are achieved.

Capital Expenditures

During the fiscal year ended June 30, 2007, the Company's capital expenditures were $49,526 as compared to $234,919 for the fiscal year ended June 30, 2006. The expenditures during fiscal 2007 were primarily for leasehold improvements and computer equipment and software. The Company does not presently anticipate any significant increase in capital expenditures during fiscal 2008.

SCT ANNIVERSARY PAYMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000 and anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement were reduced by (i) proceeds upon receipt, (ii) losses of SCT and (iii) amortization of the technology, resulting in a carrying value at June 30, 2006 of nil.

During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain in the consolidated statement of loss and deficit. Total payments received to date amount to $1,200,000 with $2,300,000 in anniversary payments remaining to be paid over the next two fiscal years.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2007.

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	$	$	$	$	$
Revenue	**585,461**	**32,811**	**32,811**	**32,811**	**683,894**
Net loss [1]	**1,866,755**	**4,965,881**	**3,137,289**	**6,991,865**	**16,961,790**
Basic and diluted net loss per Common Share	**0.09**	**0.27**	**0.18**	**0.33**	**0.87**
2006					
Revenue	114,901	190,651	32,811	32,811	371,174
Net loss [1]	4,322,288	5,307,972	6,536,992	6,850,838	23,018,090
Basic and diluted net loss per Common Share	0.36	0.36	0.45	0.36	1.53

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana and ENI, recognition of equity losses resulting from ENI and SCT, changes in the recovery of future income taxes and the growth of the Company's management team.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2007 and June 30, 2006:

	2007	2006 Revised
	$	$
Revenue – Licensing fees	**32,811**	32,811
Research and development, net	**4,805,661**	3,997,421
General and administrative	**2,024,065**	876,601
Amortization	**586,062**	3,017,877
Interest income, net	**305,782**	68,750
Losses of company transferred under contractual arrangement	—	83,181
Recovery of future income taxes	—	1,051,449
Net loss	**6,991,865**	6,850,838

Review of Operations

For the three month period ended June 30, 2007, the Company's net loss increased by $141,027 or 2% to $6,991,865 compared to $6,850,838 for the same period in fiscal 2006.

Research and development expenses increased by $808,240 or 20% to $4,805,661 compared to $3,997,421 for the same period in fiscal 2006. This increase was primarily due to increased ELND-005/AZD-103 and GLP1- I.N.T.™ development costs incurred. The increase in research and development has been partially offset by a decrease in clinical program expenses relating to the Company's E1-I.N.T.™ and I.E.T. clinical trials.

General and administrative expenses increased by $1,147,464 or 131% to $2,024,065 from $876,601 for the same period in fiscal 2006. This significant increase was primarily due to option expense, increased professional fees relating to the Nasdaq listing and amalgamation of various subsidiaries, corporate development costs, and an increase in salaries incurred to strengthen the finance and management teams.

Amortization expense decreased $2,431,815 or 81% to $586,062 from $3,017,877 for the same period in fiscal 2006. This significant decrease is primarily due to the Waratah technology being fully amortized early in the third quarter of fiscal 2007.

Interest income, net, increased $174,035 or 345% to $305,782 from $68,750 for the same period in fiscal 2006. This increase primarily resulted from increased cash balances due to the November 2006 private placement and the upfront payment received from Elan.

Recovery of future income taxes decreased $1,051,449 to nil compared to $1,051,449 for the same period in fiscal 2006. The Company did not record a future income tax recovery in the fourth quarter of fiscal 2007. The Company only recognizes future income tax assets to the extent they offset the future income tax liability or there is reasonable assurance that the future income tax assets will be realized.

Strategic Acquisitions

Acquisition of NeuroMedix in the Fourth Quarter of Fiscal 2007

During the fourth quarter of fiscal 2007 the Company acquired 100% of the common shares of NeuroMedix as previously discussed herein.

Financing Activities

There were no financing activities during the fourth quarter of fiscal 2007.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company's intangible assets are comprised of purchased or licensed pharmaceutical technology, patents and workforce. The cost of the Company's intangible assets are amortized over the estimated useful life ranging from 5 to 15 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

Refundable Investment Tax Credits

The Company incurs research and development expenditures which are eligible for refundable investment tax credits from the provinces of Ontario and Quebec. The investment tax credits recorded are based on our best estimates of amounts expected to be recovered. Actual investment tax credits received are based on the ultimate determination of the taxation authorities and, accordingly these amounts may vary from the amounts recorded.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and qualifying research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Deferred Revenue and Advances

As a result of the Licensing Agreement, the Company has recorded deferred revenue which will be taken into income over the term of the Licensing Agreement. As the term of the Licensing Agreement is based on the life of the underlying patents, which varies among the patents, management has used its judgment to determine an appropriate period over which to recognize the deferred revenue. Actual results could differ materially from the estimates made by management. The first up-front payment received from Elan has been recorded as deferred revenue and advances and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.

ADOPTION OF NEW ACCOUNTING POLICY

In fiscal 2007, the Company has adopted a new research inventory accounting policy as follows:

During the fourth quarter of the current year, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031- Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory's replacement cost. For the year ended June 30, 2007, the change resulted in an increase in net loss of $525,810. The adoption of the new accounting policy resulted in a $0.03 increase in the loss per share. The change in accounting policy has been applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory to the opening deficit for the year without restatement of prior years.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

In January 2006, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be derecognized. The Company's most significant financial instruments are its investments in cash equivalents and short-term investments. The Company will classify its short-term investments as held to maturity which will not result in any significant changes to the balance sheet or accounting for finance income. The Company has not concluded as to how it will classify its cash equivalents and its assessment of whether there are any embedded derivatives.

In January 2006, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

In January 2006, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not enter into any hedges or owns any derivative accounting instruments. The adoption of this new accounting standard is not expected to have any impact on the Company's consolidated financial position or results of operations.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), a replacement of APB Opinion No. 20, Accounting Changes ("Opinion 20") and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2006. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes", FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The new statement is effective for financial statements issued for fiscal years beginning after July 1, 2007. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

The Emerging Issues Task Force issued draft abstract: Issue 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, on April 3, 2007. The draft abstract may impact the treatment of non-refundable advance payments for goods or services that will be used or rendered for research and development activities. The draft abstract is expected to be effective for years beginning on or after December 15, 2007. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS 157 will have on its consolidated financial position, results of operations and cash flows.

On June 19, 2007, the Emerging Issues Task Force issued draft abstract: Issue 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The draft abstract may impact the presentation of revenues and costs generated in a collaborative arrangement. The Task Force is expected to discuss this issue further at a future meeting. Management will assess the impact of the abstract when the Committee reaches a consensus.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

As at June 30, 2007, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

There have been no significant changes in Transition's internal control over financial reporting, other than a change of accounting information software, during the year ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, management fees, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2007 of $89,691,569. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits, short-term investments and investment tax credits, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company's cash, cash equivalents and short-term investments and the Company's working capital position were $34,368,142 and $32,624,693, respectively, at June 30, 2007, increased significantly from June 30, 2006 balances of $15,005,437 and $14,286,044, respectively. The increase is the net result of the net proceeds from the November private placement in the amount of $23,964,751, the $8,420,250 (US$7,500,000) upfront payment received from Elan, the milestone payment received from Novo Nordisk in the amount of $552,650, as well as, the second anniversary payment from the sale of SCT of $400,000, partially offset by expenditures incurred during fiscal 2007. In light of the July 11, 2007 financing in which the Company raised net proceeds of $23,976,404, the Company now believes that it has adequate financial resources for anticipated expenditures until early fiscal 2011.

Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and amounts due to Elan. Financial instruments are initially recorded at historical cost. Management's primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Financing Activities

The Company extinguished the indebtedness assumed relating to the November 2005 Protana asset purchase through final payments disbursed in the three-month period ended September 30, 2006.

During the three-month period ended December 31, 2006 the Company closed on a private placement financing issuing 2,986,867 common shares at a price of $8.37 per common share, raising gross proceeds of $25,000,000 from two funds managed by Great Point Partners, LLC. The Company incurred total share issuance costs of $1,035,249, resulting in net cash proceeds of $23,964,751.

On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company has incurred total share issuance costs to date of $1,023,596, resulting in net cash proceeds of $23,976,404.

The proceeds from these offerings are planned to be used to fund Transition's clinical studies, research and product development, working capital and for general corporate purposes.

Contractual Obligations

Minimum payments under our contractual obligations as of June 30, 2007 are as follows:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years	Total
	$	$	$	$	$
Operating leases	188,440	376,880	324,247	—	**889,567**
Collaboration agreements	155,327	—	—	—	**155,327**
Clinical and toxicity study agreements	1,572,562	—	—	—	**1,572,562**
Manufacturing agreements	154,211	—	—	—	
TOTAL	**2,070,540**	**376,880**	**324,247**	**—**	**2,771,667**

Of these commitments, approximately $189,688 of the clinical and toxicity studies obligation and $51,741 of the manufacturing obligation relate to Elan's share of the committed ELND-005/AZD-103 development cost. In addition, the Company has also licensed various technologies for its programs. The material licensing agreements are disclosed in the Company's financial statements.

RELATED PARTY TRANSACTIONS

During fiscal 2007, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a company controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2007 were $2,700 and are included in general and administrative expenses. The balance owing at June 30, 2007 is Nil. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 12, 2007, the Company has 22,974,364 common shares outstanding.

Stock Options

As at September 12, 2007, the Company has 772,547 stock options outstanding (on an after exchanged basis for Waratah options) with exercise prices ranging from $2.52 to $18.00 and expiry dates ranging from November 1, 2007 to July 9, 2012. At September 12, 2007, on an if-converted basis, these stock options would result in the issuance of 772,547 common shares at an aggregate exercise price of $7,134,845.

RISKS AND UNCERTAINTIES

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Company's technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a company in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans.

The Company's products will require additional development and testing, including extensive toxicity and other clinical testing, before the Company will be able to apply to obtain regulatory approval to market the product commercially. To date, the Company has not introduced a product into the market and there is no assurance that research and development programs conducted by the Company will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Company will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection, and the regulatory environment that can influence the Company's ability to be profitable.

Financial and Human Resources

As of June 30, 2007, the Company had cash, cash equivalents and short-term investments of $34,368,142 and working capital of $32,624,693. Subsequent to the end of fiscal 2007, the Company further strengthened its cash position by completing another private placement, issuing 1,736,107 common shares resulting in net cash proceeds of $23,976,404. The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and general corporate requirements. We may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements for the Company to fund its research and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

To continue the Company's research and development programs and to conduct future clinical trials, the Company will rely upon employees, collaborators and other third party relationships. There is no assurance that the Company will be able to maintain or establish these relationships as required.

History of Operating Losses

Since our inception, we have incurred significant losses each year. We expect to incur significant operating losses as we continue our product research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Competition

The pharmaceutical industry is very competitive and there is frequent introduction of new products and technologies. Even if the Company develops a product, there is no assurance that it will be accepted in the marketplace which may result in insufficient product revenue to become profitable. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies as well as develop new technologies that address the changing needs of the market.

Patent Protection

The success of the Company will be, in part, dependent on obtaining and maintaining patent protection for our products. Our ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. There is no assurance that our patent applications will be approved on the basis submitted, if at all. In addition, any patents issued to the Company may be challenged, invalidated or circumvented.

Pre-Clinical and Clinical Testing

The Company is not able to predict the results of pre-clinical and clinical testing of drug products, including the products of the Company. It is not possible to accurately predict, based on studies or testing in laboratory conditions or in animals, whether a product will prove to be safe or effective in humans. In addition, success in one stage of human testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of the Company's products will yield satisfactory results that will enable the Company to progress toward commercialization of such products. Unsatisfactory results may cause the Company to reduce or abandon future testing or commercialization of particular products, and this may have a material adverse effect on the Company.

Regulatory Environment

Although we are in the process of developing several products, these products are subject to regulation in Canada, the US and other countries. There is no assurance that regulatory approval will be granted for any of the Company's Products. The regulatory process could cause several problems for the Company including, but not limited to, delays in receipt of approvals which could result in time delays in the Company's programs, limitations on intended use which could result in smaller markets for the Company's products and failure to obtain necessary approvals, which could force the Company to cease development of one or more of its products.

Potential Product Liability

The Company may be subject to product liability claims in connection with the use of its products, and there can be no assurance that product liability insurance will be available at commercially reasonable terms.

Product liability claims might also exceed the amounts or fall outside of such coverage. Claims against the Company, regardless of their merit or potential outcome, may also have a material adverse effect on the Company's ability to obtain physician endorsement of its products or expand its business.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Company or potential distributors of the Company's products to achieve broad retail distribution of its proposed products, which would have a material adverse effect on the Company.

Dependence on Third Parties

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company can obtain such materials and services.

Other Risks

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. In addition, the Company's share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and in the biotechnology industry in general. The expectations of the Company made by securities analysts could also have a significant impact on the trading price of the Company's shares.

OTHER

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

TRANSITION THERAPEUTICS INC.

June 30, 2007

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of **Transition Therapeutics Inc.** have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders' auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders' independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.



Tony Cruz
Chief Executive Officer



Elie Farah
Chief Financial Officer

September 11, 2007

AUDITORS' REPORT

To the Shareholders of
Transition Therapeutics Inc.

We have audited the consolidated balance sheets of Transition Therapeutics Inc. as at June 30, 2007 and 2006 and the consolidated statements of loss and deficit, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
September 11, 2007

Comments by Auditors on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the change related to accounting for inventory as described in note 2 to the financial statements. Our report to the shareholders dated September 11, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
September 11, 2007

TRANSITION THERAPEUTICS INC.

Consolidated balance sheets

As at June 30
(in Canadian dollars)

	2007	2006
ASSETS	**$**	$
Current		
Cash and cash equivalents [note 8]	**1,377,387**	4,074,582
Short-term investments [note 8]	**32,990,755**	10,930,855
Receivables	**741,607**	371,663
Investment tax credits receivable	**559,405**	1,176,066
Research inventory [note 2]	**—**	587,501
Prepaid expenses and deposits	**519,937**	469,956
Assets held for sale	**—**	381,948
Total current assets	**36,189,091**	17,992,571
Long-term research inventory [note 2]	**—**	2,638,098
Capital assets, net [note 10]	**1,174,028**	1,596,643
Intangible assets [note 11]	**26,632,609**	21,900,712
	63,995,728	44,128,024
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**2,866,655**	3,396,013
Due to Elan Pharma International Limited [note 5]	**697,743**	—
Current portion of long-term debt [note 14]	**—**	292,124
Current portion of deferred revenue and advances [note 12]	**131,244**	657,541
Current portion of obligation under capital leases	**—**	18,390
Total current liabilities	**3,695,642**	4,364,068
Deferred revenue and advances [notes 5 and 12]	**9,885,733**	1,596,727
Obligation under capital leases	**—**	30,401
Leasehold inducement	**91,456**	102,888
Future tax liability [note 17]	**—**	2,729,422
Total liabilities	**13,672,831**	8,823,506
Commitments [note 21]		
Guarantees [note 22]		
Subsequent events [note 24]		
Shareholders' equity		
Share capital		
Common shares	**133,988,318**	99,563,853
Contributed surplus	**4,487,752**	4,469,987
Stock options	**1,538,396**	774,858
Deficit	**(89,691,569)**	(69,504,180)
Total shareholders' equity	**50,322,897**	35,304,518
	63,995,728	44,128,024

See accompanying notes

On behalf of the Board:



Tony Cruz
Director



Christopher Henley
Director

TRANSITION THERAPEUTICS INC.

Consolidated statements of loss and deficit

Years ended June 30
(in Canadian dollars)

	2007	2006
REVENUES	**$**	$
Milestone revenue	**552,650**	—
Upfront and licensing fees	**131,244**	131,244
Management fees from ENI	—	239,930
	683,894	371,174
EXPENSES		
Research and development [note 9]	**9,839,170**	11,060,455
General and administrative	**5,317,524**	3,140,800
Amortization	**6,823,259**	9,563,274
Foreign exchange loss (gain)	**6,875**	(82,043)
Loss on disposal of capital assets and assets held for sale	**14,377**	58,034
	22,001,205	23,740,520
Loss before the following	**(21,317,311)**	(23,369,346)
Interest income, net	**1,226,099**	350,380
Equity loss in ENI [note 6]	—	(477,723)
Gain (losses) of company transferred under contractual arrangement [note 13]	**400,000**	(618,922)
Loss before income taxes	**(19,691,212)**	(24,115,611)
Future income taxes recovery [note 17]	**2,729,422**	1,097,521
Net loss for the year	**(16,961,790)**	(23,018,090)
Deficit, beginning of year,		
As originally stated	**(69,504,180)**	(46,486,090)
Adjustment for change in accounting policy related to research inventory [note 2]	**(3,225,599)**	—
Deficit, beginning of year, as restated	**(72,729,779)**	(46,486,090)
Deficit, end of year	**(89,691,569)**	(69,504,180)
Basic and diluted net loss per common share [note 15[b][iv]]	**(0.87)**	(1.53)

See accompanying notes

Consolidated statement of shareholders' equity

For the years ended June 30, 2007 and 2006
(in Canadian dollars)

	Number of Shares	Share Capital	Contributed Surplus
		$	$
Balance, July 1, 2005	13,344,007	77,254,351	2,811,966
Share issued for purchased assets of Protana, net	222,222	1,184,569	—
Issued pursuant to bought deal financing, net	1,730,556	9,648,600	—
Issued on exercise of Exchange Rights	137,733	1,009,437	—
Exchange Rights expired unexercised	—	—	242,500
Expiry of share purchase warrants	—	—	486,615
Issued on acquisition of ENI, net	2,109,479	10,727,317	—
Issued to acquire patent portfolio	46,055	286,000	—
Cancellation of shares issued to ENI	(98,328)	(559,475)	559,475
Stock options exercised	2,545	13,054	—
Stock options expired	—	—	369,431
Stock-based compensation expense	—	—	—
Net loss for the year	—	—	—
Balance, June 30, 2006	**17,494,269**	**99,563,853**	**4,469,987**
Adjustment to opening deficit for change in accounting policy related to research inventory [note 2]	—	—	—
Stock options exercised [note 15[c][ii]]	**63,654**	**601,571**	—
Stock options expired	—	—	**17,765**
Stock-based compensation expense [note 16]	—	—	—
Issued pursuant to private placement, net [note 15[b][i]]	**2,986,867**	**23,964,751**	—
Issued on acquisition of NeuroMedix Inc., net [note 4]	**685,951**	**9,858,143**	—
Net loss for the year	—	—	—
Balance, June 30, 2007	**21,230,741**	**133,988,318**	**4,487,752**

Stock Options	Warrants	Exchange Rights	Total Deficit	Shareholders' Equity
$	**$**	**$**	**$**	**$**
743,628	486,615	388,000	(46,486,090)	35,198,470
—	—	—	—	1,184,569
—	—	—	—	9,648,600
—	—	(145,500)	—	863,937
—	—	(242,500)	—	—
—	(486,615)	—	—	—
—	—	—	—	10,727,317
—	—	—	—	286,000
—	—	—	—	—
(5,038)	—	—	—	8,016
(369,431)	—	—	—	—
405,699	—	—	—	405,699
—	—	—	(23,018,090)	(23,018,090)
774,858	**—**	**—**	**(69,504,180)**	**35,304,518**
—	**—**	**—**	**(3,225,599)**	**(3,225,599)**
(221,177)	**—**	**—**	**—**	**380,394**
(17,765)	**—**	**—**	**—**	**—**
1,002,480	**—**	**—**	**—**	**1,002,480**
—	**—**	**—**	**—**	**23,964,751**
—	**—**	**—**	**—**	**9,858,143**
—	**—**	**—**	**(16,961,790)**	**(16,961,790)**
1,538,396	**—**	**—**	**(89,691,569)**	**50,322,897**

TRANSITION THERAPEUTICS INC.

Consolidated statements of cash flows

Years ended June 30
(in Canadian dollars)

	2007	2006
	$	$
OPERATING ACTIVITIES		
Net loss for the year	**(16,961,790)**	(23,018,090)
Add (deduct) items not involving cash:		
Amortization of:		
capital assets	**317,780**	387,274
intangible assets	**6,748,787**	9,477,808
leasehold inducement	**(11,432)**	—
Leasehold inducement	**—**	102,888
Write-off of research inventory acquired from NMX	**387,667**	296,687
Recovery of future income taxes	**(2,729,422)**	(1,097,521)
Stock-based compensation expense	**1,002,480**	405,699
Equity loss in ENI	**—**	477,723
(Gain) losses of company transferred under contractual arrangement [note 13]	**(400,000)**	618,922
Loss on disposal of capital assets and assets held for sale	**45,073**	58,034
Management fees from ENI	**—**	(239,930)
Foreign exchange loss (gain)	**8,583**	(36,012)
Net change in operating assets and liabilities [note 19]	**6,792,452**	232,953
Cash used in operating activities	**(4,799,822)**	(12,333,565)
INVESTING ACTIVITIES		
Maturity of short-term investments	**108,271,169**	21,034,531
Purchase of short-term investments	**(130,361,807)**	(17,781,638)
Proceeds from disposal of short-term investments	**30,738**	—
Acquisition of Protana assets [note 7]	**—**	(3,109,756)
Proceeds from assets held for sale	**265,401**	2,118,220
Investment in ENI [note 6]	**—**	(381,062)
Purchase of capital assets	**(49,526)**	(234,919)
Purchase of intangible assets	**(345,425)**	
Proceeds on disposal of capital assets	**60,754**	3,573
Net cash received under contractual arrangement [note 13]	**400,000**	475,000
Cash received on acquisition of ENI [note 6]	**—**	1,040,471
ENI acquisition costs	**—**	(253,296)
Cash received on acquisition of NMX [note 4]	**109,730**	—
NMX acquisition costs	**(322,842)**	—
Cash provided by (used in) investing activities	**(21,941,808)**	2,911,124
FINANCING ACTIVITIES		
Proceeds from bought deal financing, net	**—**	9,648,600
Repayment of long term debt	**(300,707)**	(2,740,795)
Repayment of obligation under capital leases	**—**	(17,019)
Proceeds from issuance of common shares, net	**24,345,142**	8,016
Cash provided by (used in) financing activities	**24,044,435**	6,898,802
Net increase (decrease) in cash and cash equivalents during the period	**(2,697,195)**	(2,523,639)
Cash and cash equivalents, beginning of period	**4,074,582**	6,598,221
Cash and cash equivalents, end of period	**1,377,387**	4,074,582

See accompanying notes

Notes to consolidated financial statements

June 30, 2007
[in Canadian dollars]

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. ["Transition" or the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment Alzheimer's disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Effective September 22, 2006, Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc. and 1255206 Ontario Inc. amalgamated with Waratah Pharmaceuticals Inc. ["Waratah"]. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. These financial statements include the results of Waratah's wholly-owned subsidiary, Waratah Pharmaceuticals Corporation up to May 8, 2007 when the subsidiary was dissolved. In addition, these financial statements also include the financial results of NeuroMedix Inc. and NeuroMedix US Inc. from May 9, 2007, the date of acquisition [note 4].

All material intercompany transactions and balances have been eliminated on consolidation.

2. CHANGE OF ACCOUNTING POLICY

During the fourth quarter of the current year, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 - Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory's replacement cost. For the year ended June 30, 2007, the change resulted in an increase in net loss of $525,810. The adoption of the new accounting policy resulted in a $0.03 increase in the loss per share. The change in accounting policy has been applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory to the opening deficit for the year without restatement of prior years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the valuation of intangible assets, investment tax credits receivable, future income tax assets, inventory and impairment assessments of capital and intangible assets. Actual results could differ from the estimates used.

Cash and cash equivalents and short-term investments

Cash equivalents are comprised of highly liquid investments with original maturities of less than ninety days at the time of purchase and are valued at amortized cost, which approximates fair value.

Short-term investments consist principally of fixed income securities with original maturities of greater than ninety days and less than one year at the time of purchase carried at amortized cost. If there is an other than temporary impairment, the Company writes down the loan to fair value.

Investment tax credits

Investment tax credits ["ITCs"] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related expenses or capital expenditures to which they relate.

Research inventory

Inventories consisting of materials that are used in future studies and clinical trials are measured at the lower of cost and net realizable value. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired.

Capital assets

Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Intangible assets

Intangible assets consist of technology, patents and workforce. Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 5 to 15 years.

Impairment of long-lived assets

The Company assesses its capital and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at June 30, 2007, management is of the view there have been no events or changes in circumstances that indicate the carrying value of capital and intangible assets were not recoverable.

Leases

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation, if any, reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed on a straight line basis over the life of the lease.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

Variable interest entities

Effective January 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 [AcG-15], "Consolidation of Variable Interest Entities", effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities ["VIEs"] refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should be consolidated.

The Company has analyzed its interests in entities which it does not wholly own and has determined that it has an interest in one VIE, Stem Cell Therapeutics Inc. ["SCT"]. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Company has determined that it is not the primary beneficiary of SCT and therefore consolidation is not required. The nature of the Company's involvement with SCT is further described in note 13.

Financial instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and amounts due to Elan. Financial instruments are initially recorded at historical cost.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

Revenue recognition

The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 - Revenue Recognition. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 - Revenue Arrangements with Multiple Deliverables. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements ("collaborations").

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company's additional involvement is limited to involvement in a joint steering committee which the Company considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product's future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

Licensing arrangements

The Company accounts for revenue from licensing arrangements using the milestone method. Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments is recognized when the milestone is achieved.

Collaboration arrangements

The Company accounts for collaboration arrangements using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable. In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.

The Company uses an input based measure, specifically direct costs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above until the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Profitability is defined as a net cash inflow resulting from the arrangement over its life. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

Interest income

Interest income is recognized as earned.

Research and development

Research and development expenses include salaries, clinical trial costs, manufacturing and research inventory. Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

Stock-based compensation

In accordance with the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", the Company expenses stock-based compensation awards for fiscal years beginning on or after January 1, 2004.

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 16.

Compensation expense is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included in equity as stock options.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. If other assumptions are used, stock-based compensation could be significantly impacted.

The stock option balance, included in shareholders' equity is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

Net loss per common share

Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.

Foreign exchange translation

Foreign subsidiary

The Company's foreign indirect subsidiary is considered to be an integrated foreign operation and its accounts have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are re-measured at the exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are measured at historical rates. Revenue and expenses are measured at the average rate for the year. Resulting gains and losses are included in the consolidated statements of loss and deficit.

Foreign currency transactions

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in the consolidated statements of loss and deficit.

Recent Canadian accounting pronouncements

In January 2006, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be derecognized. The Company's most significant financial instruments are its investments in cash equivalents and short-term investments. The Company will classify its short-term investments as held to maturity which will not result in any significant changes to the balance sheet or accounting for finance income. The Company has not concluded as to how it will classify its cash equivalents and its assessment of whether there are any embedded derivatives.

In January 2006, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

In January 2006, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not enter into any hedges or owns any derivative accounting instruments. The adoption of this new accounting standard is not expected to have any impact on the Company's consolidated financial position or results of operations.

4. ACQUISITION OF NEUROMEDIX INC.

On May 9, 2007, the Company completed a tender offer (the "Offer") for the outstanding shares of NeuroMedix Inc. ("NeuroMedix"), a central nervous system ("CNS") focused biotechnology company. NeuroMedix's lead compound, Minozac, has the key characteristics for a CNS drug as it is a small molecule that is orally bioavailable and crosses the blood-brain-barrier. Minozac has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury. The Minozac compound is currently in pre-clinical development. Management can not reasonably determine when a product will be commercialized and generate revenue for the Company.

As of the completion of the Offer, a total of 29,850,000 NeuroMedix common shares were validly tendered and accepted for purchase, representing 94% of the outstanding shares of NeuroMedix. As the Offer was accepted by holders of more than 90% of the common shares of NeuroMedix not held by Transition or its affiliates, the Company exercised its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act and acquired the remaining outstanding common shares of NeuroMedix not owned by Transition. Following the completion of the compulsory acquisition on June 1, 2007, NeuroMedix became a wholly-owned subsidiary of Transition. The NeuroMedix common shares were delisted from the TSX Venture Exchange effective May 15, 2007. Transition issued a total of 685,951 common shares as consideration for 100% of the NeuroMedix common shares received. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of NeuroMedix US Inc.

The acquisition of NeuroMedix has been accounted for as an acquisition of assets because NeuroMedix does not meet the definition of a business under Emerging Issues Committee Abstract 124. Total consideration was determined by the listed share price of the Company on the date the shares were issued plus the related acquisition costs, and was allocated to the assets acquired and liabilities assumed based on the estimated fair values on the date of acquisition, as follows:

	$
Assets acquired	
Cash	109,730
Receivables	166,044
Research inventory	387,667
Prepaid expenses	29,890
Capital assets	8,604
Intangible assets [note 11]	11,085,259
Future tax assets	3,514,857
	15,302,051
Less liabilities assumed	
Accounts payable and accrued liabilities	1,606,209
Future tax liability	3,514,857
Net assets acquired	**10,180,985**
Consideration given	
Common shares, net of share issuance costs of $19,551 [note 20[a]]	9,858,143
Acquisition costs	322,842
	10,180,985

The cost of the research inventory was immediately charged to research and development expense as the net realizable value of the inventory was determined to be zero. The allocation of the purchase price has not been finalized pending a third party valuation of the intangible assets.

5. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited [Elan] and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, ELND-005/AZD-103, for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND-005/AZD-103, the Company will be eligible to receive milestone payments of up to US$185 million. Elan and the Company will share the costs and operating profits of ELND-005/AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of ELND-005/AZD-103. Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.

Under the terms of the agreement, ELND-005/AZD-103 inventory on hand as of August 4, 2006 and development costs incurred by the Company subsequent to that were reimbursed by Elan in accordance with their cost sharing percentage. Elan has reimbursed the Company an amount exceeding their share of the costs incurred, corresponding to an account payable to Elan in the amount of $697,743 at June 30, 2007.

During the three-month period ended December 31, 2006, the Company received the first upfront payment of $8,420,250 (US$7,500,000) from Elan which has been recorded as deferred revenue and advances and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.

6. ACQUISITION OF ELLIPSIS NEUROTHERAPEUTICS INC. ["ENI"]

Under the terms of the initial ENI agreement ("Initial Agreement") dated November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services.

Under the terms of the Initial Agreement, the Company received 2,400,000 ENI common shares, in exchange for i) 98,328 common shares of the Company "the Acquired Shares", ii) $1,000,000 in cash and iii) 4,000,000 Exchange Rights (the "Exchange Rights"). Each Exchange Right allowed the holder to convert one ENI common share into 0.0918 common shares of the Company, until February 4, 2006.

With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired Shares and the fair market value of the Acquired Shares retained (at that time) by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation (the "Guaranteed Share Obligation"), the Company assigned a nominal value to the shares issued and recorded a liability, net of the Company's interest.

In addition, under the terms of the Services Agreement ("Services Agreement") through leading the development of the ENI products, the Company had the potential to earn up to 1,600,000 ENI common shares over the 24-month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned was recorded as revenue at the time the milestone was achieved. During the first quarter of fiscal 2006, Transition increased its interest in ENI to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares. During the second quarter of fiscal 2006 the Company met the second milestone and earned an additional 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%.

On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 137,733 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the value of the Exchange Rights exercised of $145,500 for a total of $1,009,437. This transaction increased the Company's ownership in ENI to 33.2%. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.

On March 10, 2006, the Company completed the step acquisition of ENI for share consideration of 2,109,479 Transition common shares, contingent clinical milestones potentially totaling $12.8 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of AZD-103 product. The common shares issued are subject to a resale restriction period ranging from 4 to 12 months from the date of issue. Accordingly, for accounting purposes, the common shares issued have been discounted resulting in a fair value of approximately $5.13 per share. The key asset in the acquisition is the Alzheimer's disease compound ELND-005/AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression and improve symptoms such as cognitive function. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of 1255205 Ontario Inc. and 1255206 Ontario Inc.

The acquisition was accounted for as a step acquisition. The Company recognized its equity interest in the results of ENI from November 4, 2004 until March 10, 2006. The assets, liabilities and expenses of ENI have been included in the consolidated financial statements of the Company commencing March 11, 2006.

	$
Assets acquired	
Cash	1,040,471
Receivables	33,596
Research inventory	1,183,975
Investment tax credits receivable	591,851
Prepaid expenses	2,400
Capital assets	1,960
Technology, products and patents [note 11]	14,244,423
Investments	183,000
Future income tax asset	932,820
	18,214,496
Less liabilities assumed	
Accounts payable and accrued liabilities	98,747
Loan payable	67,500
Future income tax liabilities	4,759,764
Net assets acquired	**13,288,485**
Consideration given	
Investment in ENI, including accumulated equity loss	2,221,935
Common shares, net [note 20[f]]	10,727,317
Common shares issued for Exchange Rights [note 20[e]]	863,937
Guaranteed share obligation	(778,000)
Acquisition costs	253,296
	13,288,485

7. ACQUISITION OF ASSETS FROM PROTANA INC.

Effective November 1, 2005, the Company purchased certain assets of Protana Inc. ("Protana"), a private company.

Under the terms of the agreement, the Company has purchased assets of Protana in exchange for approximately $3.1 million cash, assumption of approximately $3.0 million long-term debt [US $2,543,372], and 222,222 common shares valued at $1.18 million. The common shares issued were subject to a resale restriction period ranging from 6 to 10 months from the date of issue. Accordingly, for accounting purposes, the common shares issued were discounted resulting in a fair value of approximately $5.31 per share.

Total consideration for the purchased assets of Protana, including acquisition costs, has been allocated to the estimated fair values on the date of acquisition as follows:

	$
Assets acquired	
Prepaids	47,450
Assets held for sale [i]	2,551,168
Capital assets	1,304,479
Technology [note 11]	3,459,633
Patents [note 11]	329,685
Workforce [note 11]	623,276
	8,315,691
Less liabilities assumed	
Long-term debt [note 14]	3,001,433
Accounts payable and accrued liabilities	1,019,933
Net assets acquired	**4,294,325**
Consideration given	
Cash paid, including transaction costs	3,109,756
Common shares, net of share issuance costs [note 20[d]]	1,184,569
	4,294,325

[i] Management determined that some of the assets purchased were not consistent with the Company's corporate strategy and sold these assets. Under the terms of the agreement, the net proceeds received from the sale of the assets was split equally with a group of specified creditors. Management anticipated that these assets would be sold within the next twelve months and, accordingly, they were disclosed as assets held for sale. At June 30, 2007, the balance of assets held for sale is Nil [June 30, 2006 - $381,948].

8. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Substantially all of the Company's cash equivalents are invested in short-term investment accounts that invest in commercial paper and short-term instruments with a rating of R-1 or higher. The annualized rate of return on these funds at June 30, 2007 was 3.9% [2006 - 3.1%]. All short-term investments are held to maturity.

Short-term investments consist of bankers acceptances and medium term note debentures totaling $32,990,755 at June 30, 2007 with interest rates between 4.21% and 5.30% and maturity dates between August 7, 2007 and December 3, 2007. The fair value of the short-term investments at June 30, 2007 is $33,414,383 [2006 - $11,057,573].

9. INVESTMENT TAX CREDITS

For the year ended June 30, 2007, investment tax credits of $200,000 [2006 - $202,000] were recorded as a reduction of research and development expenses.

10. CAPITAL ASSETS

Capital assets consist of the following:

	June 30, 2007		
	Cost	**Accumulated amortization**	**Net book value**
	$	**$**	**$**
Computer equipment	**283,738**	**169,655**	**114,083**
Office equipment and furniture	**158,523**	**93,307**	**65,216**
Laboratory equipment	**1,595,008**	**761,473**	**833,535**
Leasehold improvements	**244,888**	**83,694**	**161,194**
	2,282,157	**1,108,129**	**1,174,028**

	June 30, 2006		
	Cost	Accumulated amortization	Net book value
	$	$	$
Computer equipment	242,731	115,266	127,465
Office equipment and furniture	255,761	120,651	135,110
Laboratory equipment	1,726,231	554,348	1,171,883
Leasehold improvements	228,860	66,675	162,185
	2,453,583	856,940	1,596,643

11. INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30, 2007		
	Cost	**Accumulated amortization**	**Net book value**
	$	**$**	**$**
Technology acquired on acquisition of Waratah Pharmaceuticals Inc. ("Waratah")	**39,799,917**	**39,799,917**	**—**
Technology acquired from Biogenesys, Inc.	**137,000**	**137,000**	**—**
Sub-licensing fees paid to General Hospital Corp. ("GHC")	**132,400**	**25,020**	**107,380**
Prepaid royalties paid to GHC	**295,425**	**6,753**	**288,672**
Technology acquired from Protana [note 7]	**3,459,633**	**1,153,214**	**2,306,419**
Technology, products and patents acquired from ENI [note 6]	**14,244,423**	**2,219,300**	**12,025,123**
Workforce acquired from Protana [note 7]	**623,276**	**207,758**	**415,518**
Patents acquired from Protana [note 7]	**329,685**	**109,895**	**219,790**
Patent portfolio [note 20 [b] and [g]]	**386,000**	**96,267**	**289,733**
Intangible assets acquired from NeuroMedix [note 4]	**11,085,259**	**105,285**	**10,979,974**
	70,493,018	**43,860,409**	**26,632,609**

	June 30, 2006		
		Revised	
	Cost	Accumulated amortization	Net book value
	$	$	$
Technology acquired on acquisition of Waratah Pharmaceuticals Inc. ("Waratah")	39,799,917	35,488,259	4,311,658
Technology acquired from Biogenesys, Inc.	137,000	125,579	11,421
Sub-licensing fees paid to General Hospital Corp. ("GHC")	132,400	16,192	116,208
Technology acquired from Protana [note 7]	3,459,633	461,287	2,998,346
Technology, products and patents acquired from ENI [note 6]	14,244,423	874,179	13,370,244
Workforce acquired from Protana [note 7]	623,276	83,103	540,173
Patents acquired from Protana [note 7]	329,685	43,956	285,729
Patent portfolio [note 20[g]]	286,000	19,067	266,933
	59,012,334	37,111,622	21,900,712

The amortization to be taken on intangible assets by fiscal year is as follows:

	$
2008	2,557,629
2009	2,557,629
2010	2,557,629
2011	1,950,215
2012	1,597,911
Thereafter	15,411,596
	26,632,609

The amortization of all intangible assets relates to the research and development efforts of the Company.

12. DEFERRED REVENUE AND ADVANCES

On July 17, 2006, the Company and Novo Nordisk amended the I.N.T.™ license agreement dated August 23, 2004 to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.™ program and the Company regains exclusive ownership and rights to all other I.N.T.™ programs, including GLP1-I.N.T.™. Novo Nordisk has in association with the execution of the amendment, paid the Company $552,650 [US$500,000] for the achievement of the first developmental milestone, which has been recognized as milestone revenue in the three-month period ended September 30, 2006. Additionally, the Company has received from Novo Nordisk $570,300 [US$500,000] in research and development funding in calendar 2006, of which the final payment of $279,050 [US$250,000] was received during the three-month period ended September 30, 2006.

The other financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.™ developmental milestone payments potentially totalling US$46 million plus commercial milestones and royalties on sales of E1-I.N.T.™ products.

The Company is currently advancing the clinical development of E1-I.N.T.™ for type I and type II diabetes. Novo Nordisk is in receipt of the final data from the exploratory Phase IIa clinical trials, and subsequent to their review of the data, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.™. Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.™ clinical development costs since August 2004.

To date, under the Licensing Agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $131,244 was recognized during the year ended June 30, 2007 [2006 - $131,244]. The Company expects to recognize licensing fee revenue of $131,244 in the next fiscal year and accordingly, this amount has been disclosed as current portion of deferred revenue and advances.

In addition, the Company has received $1,191,025 [US$1,000,000] from Novo Nordisk in research and development funding as of June 30, 2007. Under the terms of the initial agreement, $385,671 [US$317,130] was spent on a joint research project in fiscals 2005 and 2006. As a result of the July 17, 2006 amendment to the Agreement, the Company has applied the remaining $805,354 [US$682,870] against patent costs incurred prior to the date of amendment and research and development costs.

Effective September 13, 2006, the Company and the Juvenile Diabetes Research Foundation International ("JDRF") entered into an agreement in which the JDRF will provide funding to assist in the development of GLP1-I.N.T.™ over a two year period. The JDRF will contribute funding payments of up to US$4 million. During the year the Company received a funding payment of $564,800 [US$500,000] which was applied against GLP1-I.N.T.™ development costs.

13. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed a Share Purchase Agreement (the "Agreement") to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the Agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by (i) proceeds upon receipt, (ii) losses of SCT and (iii) amortization of the technology, resulting in a carrying value at June 30, 2007 of Nil (2006 - NIL).

During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain in the statement of loss. As of June 30, 2007, total payments received amount to $1,200,000.

14. LONG TERM DEBT

In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation ("Oxford") and assumed the full amount of Protana's indebtedness to Oxford in the amount of US$2,543,372 as at November 1, 2005.

The full amount of the indebtedness was secured by certain assets purchased from Protana. The Company was authorized to sell these assets and the full proceeds from the sale was applied against the outstanding principal balance of the loan, in the form of a Disposition Payment.

Changes in the loan balance from the date of acquisition are as follows:

	$
Oxford loan payable, interest at 9.41%, payable in monthly blended payments of US$121,283, secured by specified equipment, payable in full on September 1, 2007	3,001,433
Disposition Payments	(1,682,646)
Principal repayments	(990,651)
Foreign exchange gain	(36,012)
Balance as of June 30, 2006	**292,124**
Disposition Payments	**(124,101)**
Principal repayments	**(176,606)**
Foreign exchange loss	**8,583**
Balance as of June 30, 2007	**—**

15. SHARE CAPITAL

[a] Authorized

At June 30, 2007, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Common shares issued and outstanding during the year

[i] On November 8, 2006, the Company completed a private placement financing issuing 2,986,867 common shares at a price of $8.37 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,035,249 resulting in net cash proceeds of $23,964,751.

[ii] On January 4, 2006, the Company completed an offering for 1,666,667 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 250,000 common shares of the Company at a price of $6.21 per share to cover over-allotments. The underwriters purchased an additional 63,889 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,098,150, resulting in net cash proceeds of $9,648,600.

[iii] Under the terms of the Initial Agreement with ENI, the Company issued 98,328 common shares of the Company to ENI. Upon acquisition of 100% of the remaining ENI common shares outstanding, the 98,328 common shares were cancelled. The assigned value of the cancelled shares, in the amount of $559,475 has been reclassified to contributed surplus.

[iv] The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2007 is 19,444,398 [2006 - 15,007,104]. The outstanding options to purchase common shares of 605,883 [2006 - 470,893] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.

For the year ended June 30, 2007, 79,908 [2006 - 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

[v] On July 9, 2007 the Company announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange ("TSX") approved the consolidation and the common shares of the Company commenced trading on the TSX on a post-consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ's listing criteria regarding minimum bid price. This share consolidation was approved by Transition's shareholders at the Company's Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company's common shares and stock options outstanding at the effective time. Fractional shares were not issued and each shareholder's aggregated fraction was paid out in cash on the basis of a fraction of $15.75. As a result of this consolidation, the number of common shares, warrants and options, related exercise prices and basic and diluted loss per share have been retroactively adjusted to reflect the consolidation.

[c] Stock Options

Stock options	#	$	Weighted Average Exercise Price $
Stock options outstanding, June 30, 2005	455,352	743,628	10.44
Stock options issued [i]	243,596	—	6.12
Stock options exercised [ii]	(2,545)	(5,038)	3.15
Stock options expired [iii]	(186,666)	(367,499)	11.43
Stock options forfeited [iv]	(38,844)	(1,932)	10.26
Stock based compensation expense	—	405,699	—
Stock options outstanding, June 30, 2006	**470,893**	**774,858**	**7.92**
Stock options issued [i]	**282,222**	**—**	**5.04**
Stock options exercised [ii]	**(63,654)**	**(221,177)**	**5.94**
Stock options expired [iii]	**(55,185)**	**—**	**13.59**
Stock options forfeited [iv]	**(28,393)**	**(17,765)**	**9.63**
Stock based compensation expense	**—**	**1,002,480**	**—**
Stock options outstanding, June 30, 2007	**605,883**	**1,538,396**	**7.02**

[i] The fair value of the stock options issued during the year ended June 30, 2007 is $1,442,900 [2006 - $1,032,781].

[ii] Stock options totaling 63,654 were exercised in fiscal 2007 [2006 - 2,545]. These stock options had a recorded value of $221,177 [2006 - $5,038] and resulted in cash proceeds to the Company of $380,394 [2006 - $8,016].

[iii] Of the stock options that expired during fiscal 2007, Nil [2006 – 64,816] were included as part of the consideration for the acquisition of Waratah. Accordingly, the consideration associated with these options, in the amount of Nil [2006 - $367,499] was reclassified to contributed surplus when they expired.

[iv] Stock options totaling 28,393 were forfeited during fiscal 2007 [2006-38,844]. These forfeited stock options had a fair value of $110,294 [2006 -$70,212].

[v] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2007 are $4,276,829 [June 30, 2006 - $3,744,775].

16. STOCK-BASED COMPENSATION PLANS

The Company's stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company's policy is to establish annual goals with respect to business strategy and the individual's area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company's performance, and the employee's performance. Stock option grants are approved by the Board of Directors. The Board of Directors take into account the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 5 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants.

In November 1999, the Company established a Stock Option Plan [the "Plan"] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December, 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

The options acquired through the acquisition of Waratah are governed by the terms of the Waratah option plan which has the same terms and vesting as the Plan.

A summary of options outstanding as at June 30, 2007 under the plans are presented below.

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.52 - 3.15	27,078	1.3	3.15	24,993	1.3	3.06
4.68 - 8.46	466,119	3.9	5.85	178,628	3.9	5.76
9.72 - 12.78	78,797	2.2	11.61	68,673	2.2	11.52
13.86 - 18.00	33,889	4.9	16.02	22,385	5.0	15.57
	605,883			294,679		

A summary of options outstanding as at June 30, 2006 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.52 - 3.15	36,556	2.2	3.15	25,983	2.2	3.15
4.68 - 7.20	296,097	4.0	5.85	68,456	3.9	5.85
9.72 - 12.78	86,389	3.0	11.43	63,862	3.0	11.43
13.95 - 18.90	51,851	0.2	17.37	51,851	0.2	17.37
	470,893			210,152		

For the year ended June 30, 2007, total stock based compensation expense was $1,002,480 [2006 -$405,699], split between general and administrative expense of $729,616 [2006 - $255,495] and research and development of $272,864 [2006 - $150,204].

The fair value of options granted during fiscal 2007 is $1,442,900 [2006 - $1,032,781]. The fair value of the options at the date of grant for the year ended June 30, 2007 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2006 - 4 years], volatility between 0.898 - 1.920 [2006 - 0.932 and 1.088], risk free interest rate between 2.91% and 3.46% [2006 – 2.56% and 3.36%] and a dividend yield of 0% [2006 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2007 was $5.04 [2006 - $4.23].

As at June 30, 2007 and 2006, total compensation cost related to non-vested awards not yet recognized is $1,296,780 and $1,081,629 respectively. The weighted average period over which it is expected to be recognized is 18 and 32 months respectively.

For fiscal 2007, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $7.02 and 3.23 years. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $7.65 and 3.20 years. For fiscal 2006, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $7.92 and 3.46 years. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $8.01 and 2.85 years. The intrinsic value of options exercised during fiscal 2007 is $685,585 [2006 - $7,558] and the intrinsic value of options granted for fiscal 2007 and 2006 is nil.

17. INCOME TAXES

[a] As at June 30, 2007, the Company has total Canadian non-capital losses of approximately $39,680,000 [2006 - $33,285,000] available for carryforward. The non-capital losses will begin to expire as follows:

	$
2008	1,451,000
2009	5,444,000
2010	3,747,000
2014	2,628,000
2015	5,468,000
2026	7,518,000
2027	13,424,000
	39,680,000

As at June 30, 2007, the Company also has approximately $20,028,000 [2006 - $10,998,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2007 the Company recorded $200,000 [2006 - $202,000] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $4,206,000 [2006 - $1,825,000] in federal ITCs that can be carried forward for up to ten years and used to reduce the Company's taxes payable.

[b] Significant components of the Company's future tax assets and liabilities are as follows:

	2007	2006
	$	$
Future tax assets		
Capital and intangible assets	**2,792,007**	2,841,302
Deferred revenue	**3,255,516**	590,421
Non-capital loss carryforwards	**13,060,484**	11,392,263
Canadian scientific research and experimental development expenditures	**6,523,214**	3,685,968
Investment tax credits	**3,367,860**	1,478,313
Financing and share issuance costs	**821,192**	677,637
Total future tax assets	**29,820,273**	20,665,904
Future tax liabilities		
Intangible assets	**(7,976,612)**	(6,932,746)
Capital gains	**(8,964)**	(13,497)
Leasehold inducement	**(29,723)**	(33,953)
Total future tax liabilities	**(8,015,299)**	(6,980,196)
	21,804,974	13,685,708
Less valuation allowance	**(21,804,974)**	(16,415,130)
Net future tax liability	**—**	2,729,422

[c] The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2007	2006
	$	$
Tax recovery at combined federal and provincial rates	**(7,112,466)**	(8,710,559)
Non-deductible permanent differences:		
Losses of company transferred under contractual arrangement	**—**	223,555
Stock-based compensation	**362,096**	146,538
Equity loss in ENI	**—**	172,554
Other permanent and non-deductible items	**90,053**	476,883
Impact of changes in tax rates	**725,038**	(17,741)
Financing and share issuance costs	**(480,618)**	(319,438)
Non-refundable Investment Tax Credits	**(1,798,092)**	(149,640)
Future tax assets not recognized for accounting	**5,484,567**	7,080,327
	(2,729,422)	(1,097,521)

18. RELATED PARTY TRANSACTIONS

During fiscal 2007, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2007 were $2,700 [2006 - $1,388] and are included in general and administrative expenses. The balance owing at June 30, 2007 is Nil [2006 - $443]. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	2007	2006
	$	$
Receivables	**(203,900)**	(167,951)
Investment tax credits receivable	**616,661**	(17,876)
Research inventory [note 2]	**—**	243,776
Prepaid expenses and deposits	**(20,088)**	(12,582)
Accounts payable and accrued liabilities	**(2,060,673)**	126,397
Due to Elan Pharma International Limited	**697,743**	—
Deferred revenue and advances	**7,762,709**	61,189
	6,792,452	232,953
Supplemental cash flow information		
Interest paid	**2,312**	139,674
Income tax paid	**—**	—

20. NON-CASH TRANSACTIONS

During fiscal 2007 and 2006, the Company entered into the following non-cash activities:

[a] On July 26, 2006 the Company terminated its obligation under capital lease and returned the office equipment to the lessor. The equipment had a cost of $99,934 and accumulated amortization of $43,425 resulting in a loss of $7,718.

[b] On August 1, 2006, the Company signed an Assignment Agreement ("Agreement") for the exclusive rights to intellectual property relating to apparatus, devises and methods for screening of compound libraries using the Optimol drug discovery technology acquired from Protana in fiscal 2006. Under the terms of the Agreement, the Company paid $50,000 cash and granted laboratory equipment with a fair market value of $50,000 resulting in additions to the Company's patent portfolio totaling $100,000. The laboratory equipment had a net book value of $51,418 and the assignment resulted in the recognition of a loss of $1,418.

[c] On June 1, 2007 the Company acquired 100% of the issued and outstanding common shares of NeuroMedix and acquired net assets of $10,180,985 for total share consideration of $9,858,143 and acquisition costs of $322,842 [note 4].

[d] On November 1, 2005, the Company purchased assets of $8,315,691 from Protana for cash consideration of $3,109,756. The remaining consideration was non-cash and was comprised of the issuance of 222,222 common shares in the amount of $1,184,569 net of issuance costs, the assumption of long-term debt in the amount of $3,001,433 (US$2,543,372) and liabilities to specified creditors and other arm's-length parties totaling $1,019,933 [note 7].

[e] On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 137,733 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the fair value of the Exchange Rights exercised of $145,500 for a total of $1,009,437.

[f] On March 10, 2006, the Company completed the step acquisition of ENI and acquired net assets of $13,288,485 [note 6].

[g] On March 14, 2006, the Company signed an exclusive license agreement to a patent portfolio with London Health Sciences Centre Research Inc. ("Agreement"). Under the terms of the Agreement, the Company issued 46,055 common shares having a value of $286,000 in exchange for the patent portfolio.

[h] Capital assets of $10,908 are included in accounts payable and accrued liabilities at June 30, 2007 [2006 - Nil].

21. COMMITMENTS

[a] As at June 30, 2007, the Company is committed to aggregate expenditures of $155,000 [2006 -$198,000] under its collaboration agreements. In addition, at June 30, 2007, the Company is committed to aggregate expenditures of approximately $1,573,000 [2006 - $3,440,000] for clinical and toxicity studies to be completed during fiscal 2008 and approximately $154,000 [2006 - $202,000] for manufacturing agreements.

[b] The Company leases premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. In addition, the Company leases photocopiers under an operating lease that expires in August, 2010. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

	$
2008	188,440
2009	188,440
2010	188,440
2011	174,247
2012	150,000
	889,567

During the year, the rental expense for the various premises under operating leases was $443,607 [2006 - $547,694] of which Nil [2006 - $171,183] was charged against the accrual for facility closure.

[c] The following commitments are associated with Waratah:

[i] General Hospital Corporation:

The Company owns 50% of certain patent rights issued in connection with the I.N.T.™ technology for the treatment of juvenile diabetes and has a license agreement with GHC whereby GHC assigned the Company an exclusive worldwide license for the remaining 50% of the aforementioned patent rights. Under the license agreement, the Company is committed to making royalty payments of 1.5% on the net sales of any product commercialized based on this technology. This royalty rate can be reduced to 0.75% by the Company through the payment of buy-back options ranging from US$250,000 to US$1.25 million depending on the stage of the development of the I.N.T.™ product at the time of the buy-back. During fiscal 2007 the Company made the first contingent payment in the amount of US$250,000 in order to reduce future royalties to 0.75%. In addition, the Company is committed to make payments ranging from 5%-10% of non-royalty sublicense fees and milestone payments received by the Company from Novo Nordisk as described in note 12 or any other sublicensee. The agreement remains in force until the expiration of the last to expire patent.

[ii] Research Corporation Technologies:

The Company has a license agreement with Research Corporation Technologies ["RCT"], a company based in Arizona, for the use of RCT's patented protein expression system for the production of the Company's therapeutics proteins. Under the agreement, the Company will pay RCT royalties of 1.5% on net sales, including minimum annual royalties of US$30,000 in 2002 and thereafter for the term of the agreement.

[iii] London Health Sciences Center Research Inc. ["LHSCRI"]:

As disclosed in note 20[g], the Company issued to LHSCRI 414,492 Transition common shares having a value of $286,000. In addition, LHSCRI is entitled to receive up to $2,650,000 in milestone payments and a royalty of 5% on revenues received by the Company related to the license of the technology. The agreement remains in force until the expiration of the last to expire patent.

(iv) Juvenile Diabetes Research Foundation ("JDRF"):

Juvenile Diabetes Research Foundation ("JDRF") signed an agreement with the Company to provide up to US$4 million in milestone driven funding to support the research work necessary to advance the Company's Gastrin+GLP-1 product from preclinical studies to Phase II trials in type 1 diabetes patients. If the Company licenses the Gastrin+GLP-1 product for type 1 diabetes, then the JDRF shall receive a 5% royalty on license fees and milestone payment received by the Company. If a Gastrin+GLP-1 product (and/or Gastrin+DPP-4 inhibitor product) is granted regulatory approval, then the JDRF shall receive from the Company an amount equal to three times total funding provided by the JDRF, less any amounts paid to the JDRF from license fees or milestone payments, paid over a five year period following regulatory approval. If five years following regulatory approval, the aggregate net sales of the Company's Gastrin+GLP-1 product (and/or Gastrin+DPP-4 inhibitor product) are greater than US$1 billion or US$2 billion, then the JDRF can receive additional consideration equal to one time or two times the amount of funding provided by the JDRF, respectively. Assuming the maximum JDRF funding contribution of US$4 million and aggregate sales in excess of US$2 billion prior to the fifth anniversary of the approval of a licensed product, the maximum payable to the JDRF under the agreement is US$20 million.

(d) The following commitment is associated with ENI (note 6):

(i) ELND-005/AZD-103 Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND-005/AZD-103 with the inventor, an Alzheimer's disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $170,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

(e) The following commitment is associated with NMX (note 4):

(i) Minozac Technology License:

The Company has a worldwide exclusive license to intellectual property relating to the Minozac compound and related compounds with Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1,350,000. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

22. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

23. SEGMENT DISCLOSURE

The Company operates in one business segment, the research and development of therapeutic agents, and operates in Canada.

24. SUBSEQUENT EVENTS

[a] On July 1, 2007 NeuroMedix Inc. amalgamated with Waratah Pharmaceuticals Inc. The amalgamated entity is carrying on business as Waratah Pharmaceuticals Inc.

[b] On July 11, 2007 the Company announced the closing of its private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of $25,000,000 . The Company incurred total share issuance costs of $1,023,596 resulting in net cash proceeds of $23,976,404. The proceeds from the placement are expected to be used to fund Transition's clinical studies, research and product development, working capital and for general corporate purposes.

[c] On August 20, 2007 the Company's common shares began trading on the NASDAQ Capital Market under the symbol "TTHI". The Company's common shares will continue to trade on the Toronto Stock Exchange in addition to the NASDAQ.

25. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

26. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States ("U.S."), differs from that applied in Canada:

[a] Consolidated statements of loss and deficit:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and deficit to net loss for the year that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Years ended June 30,	
	2007	2006
	$	$
Net loss for the year in accordance with Canadian GAAP	**(16,961,790)**	(23,018,090)
Net adjustment for research inventory capitalized (f)	**—**	(643,512)
Reversal of amortization of acquired technologies	**5,912,205**	8,933,418
Expense intangibles acquired with respect to NMX (h)	**(11,085,259)**	—
Expense intangibles acquired with respect to ENI (i)	**—**	(8,937,120)
Expense other intangibles acquired (g)	**(295,425)**	(615,685)
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years' stock options (k)	**99,570**	14,704
Adjust equity loss recorded under Canadian GAAP with respect to ENI (i)	**—**	(58,253)
Gain on sale of SCT assets recognized under U.S. GAAP (j)	**—**	475,000
Reverse equity interest in SCT recognized under Canadian GAAP (j)	**—**	618,922
Loss on revaluation of guarantee on shares issued with respect to ENI (i)	**—**	(34,150)
Reversal of future tax recovery due to expensing of in-process research and development (l)	**(2,729,422)**	(1,097,521)
Net loss and comprehensive loss for the year in accordance with U.S. GAAP	**(25,060,121)**	(24,362,287)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Years ended June 30,	
	2007	2006
	$	$
Loss and comprehensive loss attributable to common shareholders:		
Basic and diluted	**(25,060,121)**	(24,362,287)
Weighted average shares:		
Basic and diluted	**19,444,398**	15,007,104
Loss and comprehensive loss per share:		
Basic and diluted	**(1.29)**	(1.62)

[b] Consolidated statements of changes in shareholders' equity:

Shareholders' equity under U.S. GAAP is as follows:

	Common shares		Additional paid-in	Accumulated	Total shareholders'
	Number	Amount	capital	deficit	equity
	#	$	$	$	$
Shareholders' equity, June 30, 2005	13,344,007	77,925,430	4,011,080	(63,678,034)	18,258,476
Acquisition of Protana	222,222	1,184,569	—	—	1,184,569
Issued in connection with bought deal financing	1,730,556	9,648,600	—	—	9,648,600
Issued on exercise of exchange rights	137,733	1,009,437	(145,500)	—	863,937
Acquisition of ENI	2,109,479	10,727,317	—	—	10,727,317
Issued to acquire patents	46,055	286,000	—	—	286,000
Cancellation of shares issued to ENI	(98,328)	(559,475)	—	—	(559,475)
Exercise of stock options	2,545	13,054	(5,038)	—	8,016
Stock-based compensation	—	—	390,995	—	390,995
Net loss and comprehensive loss for the year	—	—	—	(24,362,287)	(24,362,287)
Shareholders' equity, June 30, 2006	17,494,269	100,234,932	4,251,537	(88,040,321)	16,446,148
Issued in connection with private placement	**2,986,867**	**23,964,751**	—	—	**23,964,751**
Acquisition of NeuroMedix Inc.	**685,951**	**9,858,143**	—	—	**9,858,143**
Exercise of stock options	**63,654**	**601,571**	**(221,177)**	—	**380,394**
Stock-based compensation	—	—	**990,127**	—	**990,127**
Net loss and comprehensive loss for the year	—	—	—	**(25,147,338)**	**(25,147,338)**
Shareholders' equity, June 30, 2007	**21,230,741**	**134,659,397**	**5,020,487**	**(113,187,659)**	**26,492,225**

(c) Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30:

	2007		2006	
	Canadian GAAP	**U.S. GAAP**	Canadian GAAP	U.S. GAAP
	$	**$**	$	$
Assets:				
Current:				
Cash and cash equivalents	**1,377,387**	**1,377,387**	4,074,582	4,074,582
Short-term investments (e)	**32,990,755**	**32,990,755**	10,930,855	10,930,855
Receivables	**741,607**	**741,607**	371,663	371,663
Investment tax credits receivable	**559,405**	**559,405**	1,176,066	1,176,066
Research inventory (f)	**—**	**—**	587,501	—
Prepaid expenses and deposits	**519,937**	**519,937**	469,956	469,956
Assets held for sale	**—**	**—**	381,948	381,948
	36,189,091	**36,189,091**	17,992,571	17,405,070
Long-term research inventory (f)	**—**	**—**	2,638,098	—
Capital assets	**1,174,028**	**1,174,028**	1,596,643	1,596,643
Intangible assets (g)	**26,632,609**	**2,801,937**	21,900,712	3,538,519
	63,995,728	**40,165,056**	44,128,024	22,540,232
Liabilities and shareholders' equity:				
Current liabilities				
Accounts payable (m)	**422,384**	**422,384**	540,465	540,465
Accrued liabilities (m):				
Research contracts	**1,294,220**	**1,294,220**	1,632,310	1,632,310
Professional services	**310,260**	**310,260**	172,007	172,007
Payroll and vacation	**736,419**	**736,419**	287,465	287,465
Due to Protana receiver	**—**	**—**	294,261	294,261
Capital tax and other	**103,372**	**103,372**	469,505	469,505
	2,866,655	**2,866,655**	3,396,013	3,396,013
Due to Elan Pharma International	**697,743**	**697,743**	—	—
Current portion of deferred revenue	**131,244**	**131,244**	657,541	657,541
Current portion of long-term debt	**—**	**—**	292,124	292,124
Current portion of obligation under capital leases	**—**	**—**	18,390	18,390
	3,695,642	**3,695,642**	4,364,068	4,364,068
Deferred revenue	**9,885,733**	**9,885,733**	1,596,727	1,596,727
Obligation under capital leases	**—**	**—**	30,401	30,401
Leasehold inducement	**91,456**	**91,456**	102,888	102,888
Future tax liability (l)	**—**	**—**	2,729,422	—
	13,672,831	**13,672,831**	8,823,506	6,094,084
Shareholders' equity:				
Common shares	**133,988,318**	**134,659,397**	99,563,853	100,234,932
Contributed surplus	**4,487,752**	**3,928,277**	4,469,987	3,910,512
Stock options	**1,538,396**	**1,092,210**	774,858	341,025
Deficit	**(89,691,569)**	**(113,187,659)**	(69,504,180)	(88,040,321)
	50,322,897	**26,492,225**	35,304,518	16,446,148
	63,995,728	**40,165,056**	44,128,024	22,540,232

[d] Comprehensive income:

Under U.S. GAAP, Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income, requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under Canadian GAAP, the Company is not required to report comprehensive income until its year-ending June 30, 2008. The Company had accumulated other comprehensive income for U.S. GAAP of Nil as at June 30, 2007 and 2006.

[e] Short-term investments:

SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company has determined that debt securities are classified as held-to-maturity securities, which are to be carried at amortized cost. As at June 30, 2007 and 2006, there is no material difference in accounting for short-term investments under U.S. GAAP.

[f] Research inventory:

In the fourth quarter of fiscal 2007 the Company adopted CICA Handbook Section 3031 - Inventories for Canadian GAAP, as described in note 2. The Company now writes down inventory immediately after purchase to the net realizable value. Under U.S. GAAP the cost of such research inventory with no alternative use must be expensed as inventory is purchased. This difference in accounting policy had no impact on the reconciliation for the statement of loss for the year ended June 30, 2007.

[g] Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company's acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Financial Accounting Standards Board ("FASB") Statement No. 2, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

In fiscal 2007, the Company acquired (i) the exclusive rights to intellectual property relating to the Optimol drug discovery technology acquired from Protana in 2006, (ii) made a payment to reduce the future royalties paid to the General Hospital Corporation relating to the I.N.T.™ technology and (iii) also acquired the shares of NeuroMedix Inc. as discussed in note (h) below.

The exclusive rights to intellectual property relating to the Optimol drug discovery technology have been capitalized under U.S. GAAP, consistent with the accounting treatment adopted when the technology was originally acquired in fiscal 2006. The pre-payment on future royalties paid to the General Hospital Corporation are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

In fiscal 2006, the Company acquired certain assets of Protana, a patent portfolio from London Health Sciences Centre Research Inc., and the shares of ENI through a series of step acquisitions, as discussed in note (i) below.

The Protana assets acquired include $4,082,909 of technology and $329,685 of patents for therapeutic compounds. The technology is a patented process which the Company will utilize to identify potential new lead molecule candidates for further research and development.

Consequently, capitalization is appropriate under U.S. GAAP for this technology component. The patents for therapeutic compounds, however, do not have an alternative future use and have been expensed as in-process research and development under U.S. GAAP.

The patents acquired from London Health Sciences Centre Research of $286,000 are considered in-process research and development under U.S. GAAP and have therefore been expensed.

(h) Acquisition of NeuroMedix Inc. ("NMX"):

On May 9, 2007, the Company completed a tender offer (the "Offer") for the outstanding shares of NeuroMedix Inc. ("NeuroMedix"), as described in note 4 of the financial statements.

As part of the transaction, the Company acquired intangible assets of $11,085,259 which was capitalized under Canadian GAAP. Management has determined that this intangible asset does not have an alternative future use and accordingly, the technology has been expensed as in-process research and development under U.S. GAAP. The future income tax assets and liabilities recognized under Canadian GAAP for this transaction have not been recognized under U.S. GAAP. The allocation of the purchase price has not been finalized pending a third party valuation of the intangible assets.

(i) Acquisition of Ellipsis Neurotherapeutics Inc. ("ENI"):

Under the terms of the initial ENI agreement on November 4, 2004 the Company issued 98,328 common shares as part of its consideration to acquire a 17.9% interest in ENI. If at the second anniversary of this agreement, the aggregate of the total proceeds from the sale of these shares and the fair market value of these shares retained by ENI is less than $1,000,000 then the Company will compensate ENI for any deficiency. Under Canadian GAAP, this share value guarantee was accounted for as a liability. Under U.S. GAAP, the liability has been valued at $144,396 on the basis of an option pricing model. The value of the common shares issued was recorded at $676,504 on acquisition. Under U.S. GAAP the $676,504 has been classified as part of equity and the guarantee component has been revalued at June 30, 2005 at $268,790 thus resulting in a loss of $124,394 on revaluation of the guarantee.

ENI has been recorded as an equity accounted for investment under Canadian GAAP from the date of initial acquisition to March 10, 2006 when the remaining shares of ENI were acquired. An equity loss in ENI has been recorded for the years ended June 30, 2006. U.S. GAAP would similarly record an equity loss in ENI, however, the loss recorded would include adjustments such as the expensing of intangibles and inventory which are both considered in-process research and development, and the related impact on the future tax assets and liabilities which were recorded under Canadian GAAP.

At March 10, 2006, as part of the Company's purchase of the remaining 66.8% interest in ENI, technology which was capitalized under Canadian GAAP has been expensed as in-process research and development in the period of acquisition. Research inventory of $1,183,975 acquired as a part of this transaction has been expensed as a part of adjustment (f). The 98,328 common shares originally held by ENI were cancelled and recorded as a reduction in common shares of $559,475.

The intangibles acquired pertain to patents related to ENI's ELND-005/AZD-103 therapeutic agent. ELND-005/AZD-103 is in the early stages of development and will require significant additional expenditures of effort, monies, and time to develop the product to the commercialization end stage. Accordingly, under U.S. GAAP, $8,412,775 of acquired intangibles have been expensed at March 10, 2006.

In addition, $524,345 has been expensed as in-process research and development during 2006 when ENI was still an equity accounted for investee. This represents the incremental ownership percentage in ENI that was acquired by the Company during 2006. Therefore, a total of $8,937,120 of intangibles acquired in respect of ENI have been expensed as in-process research and development.

(j) Gain on transfer of the ownership interest of Stem Cell Therapeutics Corporation ("SCT"):

The transfer of the ownership interest of SCT, the Company's wholly owned subsidiary, included the disposition of in-process research and development that was capitalized under Canadian GAAP. For U.S. GAAP purposes, in-process research and development is expensed in the period of acquisition. Therefore, the net carrying value of the assets transferred under a contractual arrangement is reduced by $1,989,607 on the date of the transaction. A gain on disposal of SCT in the amount of $475,000 for the year ended June 30, 2006 and reversal of equity losses recorded by the Company for SCT subsequent to the transfer in the amount of $618,922 for the year ended June 30, 2006 has been recognized and recorded under U.S. GAAP, as proceeds received exceeded the net carrying value. During fiscal 2007 the Company received a payment of $400,000 from SCT which has been recorded as a gain on disposal for both Canadian and U.S. GAAP.

(k) Stock-based compensation:

Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R, Share-Based Payment. In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options issued on or after July 1, 2006. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2006 will be recognized in the consolidated statements of loss and deficit as the requisite service is rendered.

Under Canadian GAAP, the Company has applied the fair value method to stock options issued or modified from its 2004 fiscal year.

Under Canadian GAAP the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $59,593 net reduction in compensation expense compared to Canadian GAAP.

(l) Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the years ended June 30, 2007 and 2006, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company's net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to Nil. Under Canadian GAAP, as the Company amortized its intangible assets, the future tax liabilities were reversed resulting in a recognition of a recovery of future income taxes in the statements of loss. The recovery of future income taxes recorded under Canadian GAAP has been reversed for U.S. GAAP purposes

Significant components of the Company's future tax assets and liabilities under U.S. GAAP are as follows:

	2007	2006
	$	$
Future tax assets:		
Capital and intangible assets	2,958,888	2,933,497
Non-capital loss carryforwards	13,060,484	11,392,263
Canadian scientific research and experimental development expenditures	6,523,214	3,685,968
Investment tax credits	3,367,860	1,478,313
Financing and share issuance costs	821,192	677,637
Inventory	—	1,165,086
Deferred revenue	3,255,516	590,421
	29,987,154	21,923,185
Future tax liabilities:		
Intangible assets	(435,763)	(659,620)
Capital gains	(8,964)	(13,497)
Leasehold inducement	(29,723)	(33,953)
	29,512,704	21,216,115
Less valuation allowance	(29,512,704)	(21,216,115)
Net future tax asset	—	—

(m) Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $2,444,271 and $2,855,548 respectively for the years ended June 30, 2007 and 2006. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(n) Recent U.S. accounting pronouncements:

In June 2006, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), a replacement of APB Opinion No. 20, Accounting Changes ("Opinion 20") and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this new standard will have an impact on its consolidated financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes", FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The new statement is effective for financial statements issued for fiscal years beginning after December 15, 2006. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

The Emerging Issues Task Force issued draft abstract: Issue 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, on April 3, 2007. The draft abstract may impact the treatment of non-refundable advance payments for goods or services that will be used or rendered for research and development activities. The draft abstract is expected to be effective for years beginning on or after December 15, 2007. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS 157 will have on its consolidated financial position, results of operations and cash flows.

On June 19, 2007, the Emerging Issues Task Force issued draft abstract: Issue 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The draft abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The Task Force is expected to discuss this issue further at a future meeting. Management will assess the impact of the abstract when the Committee reaches a consensus.

BOARD OF DIRECTORS



From left to right:

Christopher Henley
President, Henley Capital Corporation

Dr. Tony Cruz
Chairman and Chief Executive Officer,
Transition Therapeutics Inc.

Dr. Gary W. Pace
Founder, Director, and former Chairman and
Chief Executive Officer, QRxPharma Ltd.

Michael R.D. Ashton
Independent consultant to the pharmaceutical industry
and former Chief Executive Officer, SkyePharma PLC

Paul Baehr
President, Chief Executive Officer and Chairman,
IBEX Technologies Inc.

SCIENTIFIC AND CLINICAL ADVISORS

Dr. Daniel J. Drucker

Professor of Medicine and Director of the Banting and Best Diabetes Center at the Toronto General Hospital, University of Toronto

Dr. Alex Rabinovitch

Professor of Medicine and Co-Director of the Muttart Diabetes Research and Training Center at the University of Alberta

Dr. Jay Skyler

Professor of Medicine, Pediatrics and Psychology, in the Division of Endocrinology, Diabetes and Metabolism, Department of Medicine, University of Miami

Chairman of the NIDDK Type 1 Diabetes TrialNet Study Group

Dr. Gordon C. Weir

Professor of Medicine, Harvard Medical School, Diabetes Research and Wellness Foundation Chair, Section Head, Islet Transplantation and Cell Biology, Joslin Diabetes Centre

Dr. Bernard Zinman

Professor of Medicine, University of Toronto

Director, Leadership Sinai Center for Diabetes Research

Senior Scientist, Samuel Lunenfeld Research Institute

Dr. Peter St George-Hyslop

Director, Center for Research in Neurodegenerative Diseases, University of Tornonto

Neurologist, University Health Network

CORPORATE INFORMATION

Executive Officers

Dr. Tony Cruz, Chairman and CEO
Elie Farah, CFO and VP Corporate Development
Dr. Aleksandra Pastrak, VP Research and Medical Officer

Transfer Agents

Canada: Computershare Investor Services Inc.
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Tel. 1.800.564.6253 / Fax. 1.888.453.0330

USA: Computershare Trust Company, NA
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel. 303.262.0600 / Fax. 303.262.0700

Investor Relations

Clay Kramer, VP Investor Relations
Burns McClellan, Inc.
257 Park Avenue South, 15th Floor
New York, NY 10010
Tel. 212.213.0006 ext. 312 / Fax. 212.213.4447

Elie Farah, CFO and VP Corporate Development
Transition Therapeutics Inc.
101 College Street, Suite 220
Toronto, Ontario M5G 1L7
Tel. 416.263.1203 / Fax. 416.260.2886

Stock Exchange Listings

The Company's common shares are listed for trading on the Toronto Stock Exchange under the symbol TTH and the NASDAQ Capital Market under the symbol TTHI.

Legal Counsel

Securities

Andrew Grasby
McCarthy Tétrault LLP
421 7th Avenue S.W., Suite 3200
Calgary, Alberta T2P 4K9

Brett Cooper
Orrick, Herrington & Sutcliffe LLP
The Orrick Building, 405 Howard Street
San Francisco, California 94105

Corporate Secretary

Louis Alexopoulos
Sotos Associates LLP
180 Dundas Street West, Suite 1250
Toronto, Ontario M5G 1Z8

Annual General Meeting

This year's Annual General Meeting will take place on Thursday, December 6, 2007 at 4:00 p.m.
MaRS Discovery District, MaRS Centre, South Tower
101 College Street, Main Floor, Room CR3
Toronto, Ontario

Design: Figueredo communication
www.figueredocommunication.com

Printed in Canada

END